FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2011

SEC File No. 000-53834

<u>RARE ELEMENT RESOURCES LTD.</u>

(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Exhibit 99.1 – Interim Financial Statements, Nine Months Ended 3/31/2011
2. Exhibit 99.2 - Form 52-109FV2, Certification of Interim Filings, CEO
3. Exhibit 99.3 - Form 52-109FV2, Certification of Interim Filings, CFO
4. Exhibit 99.4 - Management's Discussion and Analysis for the Nine Months Ended March 31, 2011

5. Press Release: dated March 16, 2011

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F **xxx**   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___   No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834
(Registrant)

Date: May 17, 2011   /s/ Winnie Wong
                                       Winnie Wong, Corporate Secretary

Exhibit 99.1



CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2011

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392
www.rareelementresources.com

NOTICE OF AUDITOR'S REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in US Dollars)
(Unaudited)

	For the three months ended March 31,		For the nine months ended March 31,	
	2011	**2010**	**2011**	**2010**
		(Note 17)		(Note 17)
Expenses				
Audit and legal	$ 42,849	$ 22,360	$ 134,374	$ 61,358
Accounting and administrative fees	70,374	56,428	173,204	145,063
Depreciation	3,224	3,155	9,433	5,172
Bank charges	1,838	1,275	6,061	3,637
Consulting	72,269	12,543	98,140	27,440
Corporate development	17,825	21,985	60,611	99,961
Foreign exchange (gain)	35,243	5,888	26,269	44,169
Investor relations and shareholders' communication	100,586	49,522	271,306	190,038
Management fees	89,760	37,108	219,350	148,971
Office and miscellaneous	28,880	21,375	72,394	72,027
Project investigation	15	-	1,125	-
Rent	3,771	3,509	9,132	12,387
Share-based payments (Note 4d)	2,668,719	150,592	3,423,816	580,273
Transfer and listing fees	109,422	41,251	246,050	63,265
Travel	18,057	17,021	64,961	47,028
Total expenses	(3,262,832)	(444,012)	(4,816,226)	(1,500,789)
Other item				
Interest income	261,459	5,417	332,639	23,044
	261,459	5,417	332,639	23,044
Loss before tax	(3,001,373)	(438,595)	(4,483,587)	(1,477,745)
Income tax	-	-	-	-
Net loss	$ (3,001,373)	$ (438,595)	$ (4,483,587)	$ (1,477,745)
Other comprehensive income				
Exchange differences on translation of foreign operations	$ 2,312,009	$ 139,511	$ 3,895,131	$ 451,533
Unrealized (loss) gain on available-for-sale financial instruments (Note 9)	(31,100)	-	29,331	-
Other comprehensive income	2,280,909	139,511	3,924,462	451,533
Total comprehensive (loss) for the period	$ (720,464)	$ (299,084)	$ (559,125)	$ (1,026,212)
Loss per share – basic and diluted (Note 5)	$ (0.07)	$ (0.01)	$ (0.12)	$ (0.04)
Weighted average number of shares outstanding	42,191,625	29,069,258	37,899,319	28,250,823

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in US Dollars)
(Unaudited)

	March 31, 2011	June 30, 2010	July 1, 2009
		(Note 17)	(Note 17)
Assets			
Exploration and evaluation assets (Note 6)	$ 12,907,015	$ 6,115,095	$ 1,609,496
Property, plant and equipment (Note 7)	33,946	40,057	1,872
Reclamation bonding (Note 8)	422,283	110,533	10,533
Marketable securities (Note 9)	217,832	-	-
Total non-current assets	13,581,076	6,265,685	1,621,901
Prepaid expenses and deposits (Note 6)	293,529	71,419	27,978
Marketable securities (Note 9)	66,010	-	-
Accounts receivable	202,899	17,054	50,195
Cash and cash equivalents	73,523,043	11,460,476	2,334,145
Total current assets	74,085,481	11,548,949	2,412,318
Total assets	$ 87,666,557	$ 17,814,634	$ 4,034,219
Equity			
Share capital (Note 4)	$ 88,533,530	$ 19,003,005	$ 7,841,832
Reserves (Note 4)	10,716,572	5,985,207	1,503,488
Deficit	(12,079,193)	(7,595,606)	(5,377,562)
Total shareholders' equity	87,170,909	17,392,606	3,967,758
Current Liabilities			
Accounts payable and accrued liabilities	374,084	410,005	56,692
Due to related parties (Note 10)	21,024	12,023	9,769
Environmental provision (Note 11)	100,540	-	-
Total current liabilities	495,648	422,028	66,461
Total equity and liabilities	$ 87,666,557	$ 17,814,634	$ 4,034,219

These condensed consolidated financial statements are authorized for issue by the Board of Directors on May 13, 2011.

They are signed on the Company's behalf by:

"Donald E. Ranta"	*"Mark T. Brown"*
Donald E. Ranta	Mark T. Brown

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED MARCH 31
(Expressed in US Dollars)
(Unaudited)

	For the three months ended March 31,		For the nine months ended March 31,	
	2011	**2010**	**2011**	**2010**
		(Note 17)		(Note 17)
Cash provided by (used in) operations:				
Net loss	$ (3,001,373)	$ (438,595)	$ (4,483,587)	$ (1,477,745)
Adjustments to reconcile to net cash flows from operating activities				
Depreciation	3,224	3,155	9,433	5,172
Share-based payments	2,668,719	150,592	3,423,816	580,273
Interest income accrued	(142,228)	-	(142,228)	-
	(471,658)	(284,848)	(1,192,566)	(892,300)
Changes in non-cash working-capital items:				
Accounts receivable	4,991	1,536	(43,617)	43,344
Prepaid expenses	(30,313)	(43,570)	(222,110)	(36,230)
Accounts payable and accrued liabilities	230,595	(5,329)	236,816	(2,949)
Due to related parties	(75,306)	5,561	9,001	9,554
	(341,691)	(326,650)	(1,212,476)	(878,581)
Investing activities				
Exploration and evaluation of assets	(2,344,640)	(340,587)	(6,867,794)	(1,864,993)
Purchase of property, plant and equipment	-	-	-	(45,085)
Reclamation bonding	-	-	(311,750)	(100,000)
Purchase of marketable securities	(206,271)	-	(206,271)	-
	(2,550,911)	(340,587)	(7,385,815)	(2,010,078)
Financing activities				
Cash received for common shares	7,135,351	122,476	70,824,695	4,854,362
Share issue costs	-	(28,375)	(3,911,083)	(72,974)
	7,135,351	94,101	66,913,612	4,781,388
Effects of exchange rate changes on behalf of cash held in foreign currencies	2,271,575	139,511	3,747,246	451,533
Increase in cash and cash equivalents	6,514,324	(433,625)	62,062,567	2,344,262
Cash and cash equivalents, beginning of the period	67,008,719	5,112,032	11,460,476	2,334,145
Cash and cash equivalents, end of the period	$73,523,043	$ 4,678,407	$ 73,523,043	$ 4,678,407
Cash and cash equivalents consist of:				
Cash	$ 41,523,043	$ 4,678,407	$ 41,523,043	$ 4,678,407
GIC Investments	32,000,000	-	32,000,000	-
	$ 73,523,043	$ 4,678,407	$ 73,523,043	$ 4,678,407

Supplemental Disclosure with Respect to Cash Flows (Note 14)

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in US Dollars)
(Unaudited)

Issued and Outstanding:	Number of Shares	Share Capital	Warrants	Equity Settled Employee Benefits	Agents' Options and Warrants	Available-for-Sale Financial Assets	Foreign Currency Translation	Deficit	Total Equity
Balance as at June 30, 2009 (Note 17)	26,264,736	$7,841,832	$ 627,442	$ 876,046	$ -	$ -	$ -	$ (5,377,562)	$3,967,758
Issued for cash:									
Private placements (Notes 4b(i,ii))	2,200,000	2,996,863	1,453,097	-	-	-	-	-	4,449,960
Short form prospectus (Note 4b(iv))	2,531,501	6,870,511	1,948,985	-	-	-	-	-	8,819,496
Exercise of warrants	144,500	188,070	(46,460)	-	-	-	-	-	141,610
Exercise of options	482,000	523,991	-	(233,797)	-	-	-	-	290,194
Shares issued on property acquisition (Note 4b(iii))	520,000	1,732,438	-	-	-	-	-	-	1,732,438
Share issue costs (Note 4b)	-	(1,150,700)	-	-	310,988	-	-	-	(839,712)
Share-based payments	-	-	-	1,076,452	-	-	-	-	1,076,452
Comprehensive loss for the year	-	-	-	-	-	-	(27,546)	(2,218,044)	(2,245,590)
Balance as at June 30, 2010 (Note 17)	32,142,737	19,003,005	3,983,064	1,718,701	310,988	-	(27,546)	(7,595,606)	17,392,606
Issued for cash:									
Short-form prospectus (Note 4b(v))	6,394,000	56,567,718	-	-	-	-	-	-	56,567,718
Exercise of warrants (Note 4c)	3,677,909	15,454,022	(3,451,784)	-	-	-	-	-	12,002,238
Exercise of options (Note 4d)	1,371,500	1,945,820	-	(799,099)	-	-	-	-	1,146,721
Exercise of agents' options (Note 4e)	151,890	822,508	-	-	(310,988)	-	-	-	511,520
Exercise of agents' warrants (Note 4e)	67,137	1,011,203	-	-	(414,705)	-	-	-	596,498
Share issue costs (Note 4b)	-	(6,270,746)	-	-	2,359,663	-	-	-	(3,911,083)
Share-based payments (Note 4d)	-	-	-	3,423,816	-	-	-	-	3,423,816
Comprehensive loss for the period	-	-	-	-	-	29,331	3,895,131	(4,483,587)	(559,125)
Balance as at March 31, 2011	43,805,173	$88,533,530	$531,280	$4,343,418	$1,944,958	$ 29,331	$3,867,585	$ (12,079,193)	$87,170,909

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED SCHEDULE OF EXPLORATION AND EVALUATION ASSETS
(Expressed in US Dollars)
(Unaudited)

	Balance June 30, 2009	Expenditures	Balance June 30, 2010	Expenditures	Balance March 31, 2011
Bear Lodge REE Project					
Exploration expenditures:					
Assays	$ 29,947	$ 251,038	$ 280,985	$ 594,777	$ 875,762
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	52,166	52,166	3,248	55,413
Drilling	734,672	1,190,955	1,925,627	2,643,497	4,569,125
Engineering consulting	-	131,207	131,207	567,076	698,283
Environmental costs	-	12,503	12,503	179,211	191,714
Geochemistry	-	74,072	74,072	54,881	128,953
Geological consulting	438,759	570,752	1,009,511	763,828	1,773,340
Geophysical	300	-	300	13,200	13,500
Field supplies	-	923	923	24,611	25,533
Land & claims	-	17,111	17,111	130,867	147,978
Metallurgical testing	155,030	306,378	461,408	357,292	818,700
Overhead expenses	13,524	34,531	48,055	90,226	138,282
Pre-feasibility study	-	-	-	10,747	10,747
Permitting	-	11,103	11,103	43,915	55,018
Property holding costs	40,721	-	40,721	-	40,721
Resource estimation	-	47,478	47,478	14,407	61,885
Scoping study	-	-	-	86,354	86,354
Staking	17,949	-	17,949	-	17,949
Survey	34,338	6,187	40,525	14,624	55,148
Travel expenses	24,418	18,114	42,532	54,067	96,599
Wages	99,734	-	99,734	30,220	129,954
Total expenditures on Bear Lodge REE Project	1,609,496	2,724,518	4,334,014	5,677,048	10,011,062
Sundance Gold Project					
Property acquisition costs	-	27,000	27,000	-	27,000
Exploration expenditures:					
Assays	-	-	-	131,240	131,240
Camp	-	-	-	620	620
Drilling	-	4,148	4,148	463,372	467,520
Engineering consulting	-	2,050	2,050	25,750	27,800
Environmental costs	-	-	-	1,375	1,375
Geochemistry	-	800	800	17,390	18,190
Geological consulting	-	53,253	53,253	263,730	316,983
Geophysical	-	-	-	13,200	13,200
Field supplies	-	1,438	1,438	12,748	14,186
Land & claims	-	3,080	3,080	7,235	10,315
Overhead expenses	-	2,290	2,290	36,078	38,368
Permitting	-	2,654	2,654	-	2,654
Resource estimation	-	-	-	37,667	37,667
Survey	-	-	-	3,647	3,647
Travel	-	-	-	7,233	7,233
Total expenditures on Sundance Gold Project	-	96,713	96,713	1,021,285	1,117,998
Subtotal	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 6,698,333	$ 11,129,060

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED SCHEDULE OF EXPLORATION AND EVALUATION ASSETS
(Expressed in US Dollars)
(Unaudited)

	Balance June 30, 2009	Expenditures	Balance June 30, 2010	Expenditures	Balance March 31, 2011
Subtotal (balance forward)	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 6,698,333	$ 11,129,060
Eden Lake Property					
Property acquisition costs	-	1,007,251	1,007,251	-	1,007,251
Option proceeds	-	(48,070)	(48,070)	(47,444)	(95,514)
Foreign exchange movement	-	-	-	94,910	94,910
Total expenditures on Eden Lake property	-	959,181	959,181	47,466	1,006,647
Nuiklavik Property					
Property acquisition costs	-	725,187	725,187	-	725,187
Foreign exchange movement	-	-	-	46,121	46,121
Total expenditures on Nuiklavik property	-	725,187	725,187	46,121	771,308
TOTAL EXPENDITURES	**$ 1,609,496**	**$ 4,505,599**	**$ 6,115,095**	**$ 6,791,920**	**$ 12,907,015**

See accompanying notes to condensed consolidated interim financial statements

1. NATURE OF OPERATIONS

Rare Element Resources Ltd. ("Rare Element" or "the Company") was incorporated under the laws of the Province of British Columbia on June 3, 1999 and the principal business activity is the exploration and evaluation of mineral properties. The address of the Company's registered office is Suite 2610, 1066 West Hastings Street, Vancouver, BC V6E 3X1. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conversion to International Financial Reporting Standards
The Canadian Accounting Standards Board ("AcSB") confirmed in February 2008 that International Financial Reporting Standards ("IFRS") will replace Canadian generally accepted accounting principles ("Canadian GAAP") for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These are the Company's first IFRS condensed consolidated interim financial statements for the nine-month period ended March 31, 2011 covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending June 30, 2011. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.

Conversion to United States Generally Accepted Accounting Standards "US GAAP"
Under Section 12(b) of the United States Securities Exchange Act of 1934, non-US companies must test to see if they qualify for domestic issuer status as of the last day of the second quarter of each fiscal year, and, if so, will be considered "domestic issuers" in the United States effective the beginning of the next fiscal year and must report its financial statements in accordance with US GAAP and on US domestic forms. The Company has determined that, as at December 31, 2010, it qualified to become a US domestic issuer effective July 1, 2011, and, as such, will adopt and report in US GAAP for its annual June 30, 2011 financial statements.

Basis of preparation
These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued…)

Basis of preparation (continued…)
These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on June 30, 2011, the Company's first annual reporting date.

The standards that will be effective or available for voluntary early adoptions in the annual financial statements for the year ending June 30, 2011 are subject to change and may be affected by additional interpretation(s). Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first IFRS financial statements are prepared for the year ending June 30, 2011.

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS statement of financial position at July 1, 2009 for the purposes of the transition to IFRS, as required by IFRS 1, *First Time Adoption of International Financial Reporting Standards* (IFRS 1). The impact of the transition from Canadian GAAP to IFRS is explained in Note 17.

Basis of presentation and principles of consolidation
The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its "subsidiaries"). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The Company's subsidiaries are:

	% of ownership	Jurisdiction	Principal activity
Rare Element Holdings Ltd. ("Holdings")	100%	Canada	Holding company
Rare Element Resources, Inc.	100%	USA	Exploration company

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the condensed consolidated interim financial statements.

Foreign currency translation
Items included in the condensed consolidated interim financial statements are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The condensed consolidated interim financial statements are presented in US dollars, which are the presentation currency and the functional currency of Rare Element Resources, Inc. The functional currency of Rare Element and Holdings is the Canadian Dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued…)

Foreign currency translation (continued…)
For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company's Canadian operations with a functional currency other than the US dollar are expressed in US dollars using closing rates at the date of financial position. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized directly into equity and transferred to the foreign currency transactions reserve. Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Exploration and evaluation
The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims. Such costs include, but not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of "Exploration and evaluation costs" into "Mine development", all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalised within "Mine development". After production starts, all assets included in "Mine development" are transferred to "Producing mines".

All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Property, plant and equipment
Property, plant and equipment ("PPE") are carried at cost and are depreciated annually on a declining-balance basis at the following rates: computer equipment at 55% and geological equipment at 30% (one-half of the rate is taken in the year of acquisition and disposition).

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued…)

Property, plant and equipment (continued…)
An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

The Company compares the carrying value of PPE to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Financial instruments

Financial assets
The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued…)

Financial instruments (continued…)

Financial liabilities
The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of twelve months or less, which are readily convertible into a known amount of cash. Provided that the instruments are readily convertible at the statement of financial position date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents.

Impairment
At each financial position reporting date, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued…)

Environmental provision
An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has $420,000 of reclamation deposits held with the State of Wyoming should any other asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Wyoming.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

Share capital
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Share-based payments transaction
The share option plan allows the Company's employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Loss per share
The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued…)

Revenue recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty. The following specific recognition criteria must also be met before revenue is recognized:

Interest income
Revenue is recognized as interest accrues (using the effective interest rate that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Income taxes
Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued…)

Significant accounting judgments and estimates
The preparation of these condensed consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The condensed interim consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments
- The analysis of the functional currency for each entity of the Company. In concluding that the US dollar is the functional currency of Rare Element Resources, Inc., management considered the currency that mainly influences the cost of providing goods and services in that subsidiary. The functional currency of Rare Element and Holdings is Canadian dollars as management considered both the funds from financing activities and the currency in which goods and services are paid for. The Company chooses to report in US dollar as the presentation currency.
- The assessment that one of the Company's marketable securities is non-current as the Company does not have any intention to trade within one year.

Estimates
- the recoverability of accounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;
- the carrying value of the marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;
- the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;
- the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;
- the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at March 31, 2011;
- the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and
- the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued…)

New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2011 reporting period. The following standards are assessed not to have any impact on the Company's financial statements:

- IAS 24, *Related Party Disclosure*: effective for accounting periods commencing on or after January 1, 2011; and
- IFRS 9, *Financial Instruments*: effective for accounting periods commencing on or after January 1, 2013.

Comparative figures
Certain of the prior period's figures have been reclassified to conform with the current period's financial statement presentation.

3. GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, being the exploration and evaluation of mineral properties. The two key geographical segments are Canada and United States. The Company has no discontinued operations.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at March 31, 2011			
Assets	$ 75,298,010	$ 12,368,547	$ 87,666,557
As at June 30, 2010 (Note 17)			
Assets	$ 13,234,796	$ 4,579,838	$ 17,814,634

	Canada	United States	Total
For the period ended March 31, 2011			
Losses for the period	$ 4,479,178	$ 4,409	$ 4,483,587
Capital expenditures	$ 206,271	$ 6,867,794	$ 7,074,065
For the period ended March 31, 2010 (Note 17)			
Losses for the period	$ 1,477,475	$ 270	$ 1,477,745
Capital expenditures	$ -	$ 1,910,078	$ 1,910,078

4. CAPITAL AND RESERVES

a. **Authorized**
   At March 31, 2011, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

4. **CAPITAL AND RESERVES** (continued…)

    b. **Details of issuances of common shares**

    Fiscal 2010:
    i) On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The amount of $401,088 was assigned to the warrants. A total of $17,605 was included in share issue costs.

    ii) On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The fair value of $1,052,009 was assigned to the warrants. A total of $27,513 was included in share issue costs.

    iii) On November 11, 2009, the Company issued 300,000 shares at a fair value of $944,298 on acquisition of Eden Lake property and 20,000 shares as finders' fees at a fair value of $62,953 on that acquisition. On January 12, 2010, the Company issued 200,000 shares at a fair value of $725,187 on acquisition of Nuiklavik property.

    iv) On April 13, 2010, the Company closed the short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable share-purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN. The fair value of $1,948,985 was assigned to the warrants.

    The Company paid $531,615 CDN cash commission and issued 151,890 agents' options exercisable into one agent's unit at a price of $3.50 CDN per until April 13, 2012. Each agent's unit consists of one common share and one-half of one transferable share-purchase warrant with the same terms as private placement warrants. The fair value of $310,988 was assigned to the agents' options based upon the Black-Scholes option pricing model. A total of $794,594 was included in share issue costs.

    Fiscal 2011:
    v) On December 22, 2010, the Company closed the short-form prospectus offering of $57,546,000 CDN. The financing consisted of 6,394,000 common shares at a price of $9.00 CDN per share.

    The Company paid $3,452,760 CDN ($3,417,304) cash commission and issued 383,640 agents' warrants. Each agents' warrant excisable into a common share of the Company at an exercise price of $9.00 CDN per share until December 22, 2012. The fair value of $2,359,663 was assigned to the agents' warrants based upon the Black-Scholes option pricing model. A total of $506,221 was included in share issue costs.

4. CAPITAL AND RESERVES (continued…)

c. Warrants
The continuity of warrants for the period ended March 31, 2011 is as follows:

Expiry date	Exercise price (CDN$)	June 30, 2010	Issued	Exercised	Expired/ cancelled	March 31, 2011
November 27, 2010	1.00	860,000	-	(860,000)	-	-
January 24, 2011	2.10	595,500	-	(595,500)	-	-
March 21, 2011	4.25	1,000,000	-	(1,000,000)	-	-
April 13, 2012	4.75	1,265,751	75,945	(1,222,409)	-	119,287
		3,721,251	75,945	(3,677,909)	-	119,287
Weighted average exercise price (CDN$)		$ 3.32	$ 4.75	$ 3.31	$ -	$ 4.75

During the period, a total of 3,677,909 warrants at a price ranging from $1.00 CDN to $4.75 CDN were exercised for proceeds of $12,002,238. A fair value of $3,451,784 was recognized on these exercised warrants.

The following table summarizes the fair value of the various warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model with the assumptions listed:

Warrants expiry date	Fair value	Assumptions			
		Risk-free market rate	Expected life	Annualized volatility	Dividend rate
November 27, 2010	$290,328	1.27%	1.5 year	108%	0%
January 24, 2011	$401,088	1.33%	1.5 year	132%	0%
March 21, 2011	$1,052,009	1.28%	1.5 year	137%	0%
April 13, 2012	$1,948,985	1.90%	2.0 years	125%	0%

d. Share purchase option compensation plan
The Company established a 20% fixed stock option plan whereby the board of directors may from time to time grant options up to 5,779,347 common shares to individual eligible directors, officers, employees or consultants. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted. All options granted to date vest as follows: 20% vest 4 months after date of grant, 20% vest 8 months after the date of grant, 20% vest 12 months after the date of grant, 20% vest 15 months after the date of grant, and the remaining 20% vest 18 months after the date of grant.

4. **CAPITAL AND RESERVES** (continued…)

  d. **Share purchase option compensation plan** (continued…)
      The continuity of stock options for the period ended March 31, 2011 is as follows:

Expiry date	Exercise price (CDN$)	June 30, 2010	Granted	Exercised	Expired/ cancelled	March 31, 2011
April 28, 2011	0.55	100,000	-	(50,000)	-	50,000
January 10, 2012	0.55	200,000	-	(100,000)	-	100,000
September 1, 2012	1.00	350,000	-	(350,000)	-	-
October 12, 2012	1.00	350,000	-	-	-	350,000
October 15, 2012	1.00	25,000	-	(25,000)	-	-
February 19, 2013	1.15	65,000	-	(65,000)	-	-
January 27, 2014	0.58	1,226,000	-	(720,500)	-	505,500
July 20, 2014	2.09	200,000	-	-	-	200,000
October 2, 2014	4.49	30,000	-	(24,000)	-	6,000
April 19, 2015	3.28	190,000	-	(6,000)	-	184,000
May 28, 2015	2.71	500,000	-	(31,000)	-	469,000
January 11, 2016	15.16	-	403,000	-	-	403,000
March 16, 2016	10.50	-	985,000	-	-	985,000
Options outstanding and exercisable		3,236,000	1,388,000	(1,371,500)	-	3,252,500
Weighted average exercise price (CDN$)		$ 1.30	$ 11.85	$ 0.89	$ -	$ 5.99

During the period, a total of 1,371,500 options at prices ranging from $0.55 CDN to $4.49 CDN were exercised for proceeds of $1,146,721. A fair value of $799,099 was recognized on these exercised options.

During the nine months ended March 31, 2011, the Company recognized $3,423,816 (2010 - $580,273) of share-based payments for options granted. The weighted average assumptions used to estimate the fair value of options for the period ended March 31, 2011 and 2010 were:

	2011	2010
Risk-free interest rate	2.23 – 2.36%	1.28 – 2.52%
Annualized volatility	111-137%	116-132%
Expected dividend yield	Nil	Nil
Expected option life in years	0.08 – 4.96 years	1.5 – 5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

4. **CAPITAL AND RESERVES** (continued…)

    e. **Agents' options and warrants**

    Agents' options and warrants outstanding (Notes 4b (iv) and (v)):

Expiry date	Exercise price (CDN$)	June 30, 2010	Issued	Exercised	Expired/ cancelled	March 31, 2011
April 13, 2012	3.50	151,890	-	(151,890)	-	-
December 22, 2012	9.00	-	383,640	(67,137)	-	316,503
		151,890	383,640	(219,027)	-	316,503
Weighted average exercise price (CDN$)		$ 3.50	$ 9.00	$ 5.19	$ -	$ 9.00

In conjunction with the April 13, 2010's short-form prospectus offering, a total of 151,890 agents' options were issued. Each agent's option consists of one common share and one-half of one transferable share-purchase warrant, with each full share-purchase warrant exercisable into one common share until April 13, 2012, at a price of $4.75 CDN.

In conjunction with the December 22, 2010's short-form prospectus offering, a total of 383,640 agents' warrants were issued. Each agent's warrant is exercisable into a common share of the Company at $9.00 CDN until December 22, 2012.

The following table summarizes the fair value of the various agents' options and warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model with the assumptions listed:

Agent's options and warrants expiry date	Fair value	Assumptions			
		Risk-free market rate	Expected life	Annualized volatility	Dividend rate
April 13, 2012	$310,988	1.90%	2.0 years	125%	0%
December 22, 2012	$2,359,663	1.70%	2.0 years	112%	0%

During the period ended March 31, 2011, 151,890 agents' options were exercised for proceeds of $511,520 and 67,137 agents' warrants were exercised for proceeds of $596,498. Fair values of $310,988 and $414,705 were recognized on these exercised agents' options and agents' warrants respectively.

5. **LOSS PER SHARE**

Basic and diluted loss per share
The calculation of basic and diluted loss per share for the nine month ended March 31, 2011 was based on the loss attributable to common shareholders of $4,483,587 (2010 – $1,477,745) and a weighted average number of common shares outstanding of 37,899,319 (2010 – 28,250,823).

Diluted loss per share did not include the effect of 3,252,500 share purchase options (2010 – 2,546,000) and 435,790 warrants (2010 – 2,480,500) as they are anti-dilutive.

6. EXPLORATION AND EVALUATION ASSETS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves. A summary of current property interests is as follows:

Bear Lodge Property, Wyoming, USA
The Company, through its wholly-owned subsidiary, Rare Element Resources, Inc., holds a 100% interest in a group of unpatented mineral claims and one leased state section, together known as the Bear Lodge Property which has two exploration projects: the rare-earth elements project known as the "Bear Lodge REE Project" and the gold project known as the "Sundance Gold Project". The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On June 30, 2009, the Company re-purchased the NSR for $50,000.

Sundance Gold Project
In June 2006, Rare Element Resources, Inc. and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an option agreement to establish a gold-exploration venture on the Company's Bear Lodge, Wyoming property ("Venture"). In May 2010, Newmont terminated its option and the Company maintains its 100% interest in the mineral potential of the entire property. In addition, 327 contiguous claims wholly-owned by Newmont outside the Venture were transferred to the Company. In consideration for transferring its claims, Newmont was granted a right-of-first-refusal on all claims sold or disposed, excluding those containing rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the claims transferred to the Company by Newmont. This agreement honors an arrangement between Newmont and Bronco Creek Exploration Company ("Bronco Creek") on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and retain a 0.05% NSR royalty, with a set limit, on these claims.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles. Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

6. EXPLORATION AND EVALUATION ASSETS (continued…)

Eden Lake Property, Manitoba, Canada

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares (Note 4b(iii)). The underlying owner, Strider Resources Limited, retains a 3% NSR with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders' fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

On February 23, 2010, the Company granted Medallion Resources Ltd. ("Medallion") an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (200,000 shares received), and complete $2,250,000 CDN in property exploration work commitment expenditures over a five-year period. Medallion may buy 50% of the 3% NSR at anytime for $1.5 million CDN. On October 7, 2010, the Company and Medallion agreed to postpone the $50,000 cash payment to no later than July 14, 2011. In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion is the operator of the exploration program during the option period.

Nuiklavik property, Labrador, Canada

On January 6, 2010, the Company acquired from Altius Minerals Corp. ("Altius") a 100% interest in 790 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (Note 4b(iii)).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN.

The Company deposited $203,659 with Newfoundland Exchequer as a security deposit on the fourth year exploration expenditures requirements for the same amount to be completed in 2011.

7. PROPERTY, PLANT AND EQUIPMENT

	Computer equipment	Geological equipment	Total
Cost			
Balance as at July 1, 2009	$ 6,300	$ -	$ 6,300
Assets acquired	-	45,085	45,085
Assets disposed	(6,300)	-	(6,300)
Balance as at June 30, 2010	-	45,085	45,085
Assets acquired	-	-	-
Exchange adjustment	-	3,322	3,322
Balance as at March 31, 2011	$ -	$ 48,407	$ 48,407
Accumulated depreciation			
Balance as at July 1, 2009	$ 4,428	$ -	$ 4,428
Depreciation for the period	1,872	5,028	6,900
Assets disposed	(6,300)	-	(6,300)
Balance as at June 30, 2010	-	5,028	5,028
Depreciation for the period	-	9,433	9,433
Balance as at March 31, 2011	$ -	$ 14,461	$ 14,461
Carrying amounts			
At July 1, 2009	$ 1,872	$ -	$ 1,872
At June 30, 2010	$ -	$ 40,057	$ 40,057
At March 31, 2011	$ -	$ 33,946	$ 33,946

8. RECLAMATION BONDING

On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed.

In August 2009, an additional $100,000 bond was set up for the benefit of the Company in respect to future reclamation work at the Bear Lodge Property.

In August 2010, the Company increased its reclamation bonding to $420,000 by depositing with Wyoming regulatory authorities an additional $310,000 in the name of Rare Element Resources, Inc. to allow Newmont's bonding to be released (Note 6). The total amount of reclamation bonding in place is in excess of the Company's environmental provisions (Note 11).

As of March 31, 2011, interest of $2,283 was received on these bonds.

9. MARKETABLE SECURITIES

Marketable securities, both current and non-current, consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available for sale and valued at fair value. A total of $29,331 unrealized gains due to period end revaluation of current and non-current marketable securities to fair values was recorded as other comprehensive income. During the nine months ended March 31, 2011, the Company determined that $Nil of the unrealized gain recorded in available-for-sale financial assets represented other than temporary gain.

10. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended March 31, 2011

	Short-term employee benefit	Other long-term benefit	Termination benefits	Share-based Payments [a]	Total
Key managerial personnel	$225,485	n/a	(b)	$3,366,032	$3,591,517
Pacific Opportunity Capital Ltd. [c]	$254,376	n/a	n/a	Nil	$254,376

For the nine months ended March 31, 2010

	Short-term employee benefit	Other long-term benefit	Termination benefits	Share-based payments [a]	Total
Key managerial personnel	$111,863	n/a	(b)	Nil	$111,863
Pacific Opportunity Capital Ltd. [c]	$92,812	n/a	n/a	Nil	$92,812

(a) Comprised of options granted pursuant to the Company's stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b) Under the terms of the management consulting agreement between the Company and Donald E. Ranta, the Chief Executive Officer, Dr. Ranta is entitled to a payment equal to 3 months remuneration in the event Dr. Ranta is terminated by the Company without notice.

(c) Pacific Opportunity Capital Ltd. ("POC"), a company controlled by the Chief Financial Officer of the Company, charged rent, accounting and management fees for an accounting and administrative team of five people during fiscal 2011 and 2010 respectively, included as accounting and administrative fees and rent in the statement of comprehensive loss. During the nine months ended March 31, 2011, an additional $72,058 was charged for financing and marketing costs incurred by POC, included as share issue costs in the statement of changes in equity and as investor relations and shareholders' communication expense in the statement of comprehensive loss respectively.

Related party assets / liabilities

	Services for	As at March 31, 2011	As at June 30, 2010
Amounts due to:			
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$ 21,024	$ 12,023
Amounts due from:			
Nil		-	-

11. ENVIRONMENTAL PROVISIONS

An environmental provision of $100,540 was recognised in the period ended March 31, 2011 for the Company's current obligations to reclaim areas used for exploring the Bear Lodge Property.

12. COMMITMENTS AND CONTINGENCIES

Potential environmental contingency
The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site-restoration costs to be incurred is uncertain.

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine months ended March 31,	
	2011	2010
		(Note 17)
Non-cash information		
Shares received on optioning mineral property	$ 44,707	$ 1,732,438
Accrual of obligation for mineral properties	272,737	94,613
Fair value of securities exercised	(4,976,576)	270,039
Fair value of warrants issued	2,359,663	1,453,097
Other items		
Interest received	$ 190,411	$ 23,044

14. **FINANCIAL INSTRUMENTS AND RELATED RISKS**

The Company's operations consist of the acquisition, exploration and evaluation of mineral properties in United States and Canada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

   (i) Trade credit risk
   The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

   (ii) Cash and cash equivalents
   In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

   (iii) Derivative financial instruments
   As at March 31, 2011, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c) Interest rate risk
The Company's interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company's exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $423,000.

d) Currency risk
The Company's property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company's estimated one-year exploration expenditures by $165,200.

The Company does not invest in derivatives to mitigate these risks.

15. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through 2012.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 73,523,043	$ -	$ -	$ 73,523,043
Marketable securities - current	66,010	-	-	66,010
Marketable securities – non-current	217,832	-	-	217,832
	$ 73,806,885	$ -	$ -	$ 73,806,885

16. SUBSEQUENT EVENT

Subsequent to March 31, 2011, 66,000 stock options were exercised for total proceeds of $81,540 CDN.

17. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company's first condensed consolidated interim financial statements for the nine-month period ended March 31, 2011 covered by the first annual condensed consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied as follows:
*   in preparing the condensed consolidated interim financial statements for the period ended March 31, 2011;
*   the comparative information for the period ended March 31, 2010;
*   the statement of financial position as at June 30, 2010; and
*   the preparation of an opening IFRS statement of financial position on the Transition Date, July 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the period ended March 31, 2010 and the financial statements for the year ended June 30, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP ("Canadian GAAP").

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a)   IFRS 1 - Business combinations
       IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 *Business Combinations* retrospectively to business combinations that occurred before the date of transition to IFRS. The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009. There is no adjustment required to the July 1, 2009's statement of financial position on the Transition Date.

(b)   IFRS 2 – Share-based payment transactions
       IFRS 2 *Share-based Payment* has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

       IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the recognition of such expense must be done with a "graded vesting" methodology as opposed to the straight-line vesting method allowed under Canadian GAAP. In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

       Under IFRS graded vesting methodology, during the three months ended March 31, 2010, the Company would have recorded $150,592 as share-based payment versus $195,923 stock-based compensation under Canadian GAAP. As a result, $45,331 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

17. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued…)

(b)   IFRS 2 – Share-based payment transactions (continued…)
Under IFRS graded vesting methodology, during the nine months ended March 31, 2010, the Company would have recorded $580,273 as share-based payment versus $390,277 stock-based compensation under Canadian GAAP. As a result, $189,996 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under Canadian GAAP. As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)   IAS 27 – Consolidated and Separate Financial Statements
In accordance with IFRS 1, if a company elects to apply IFRS 3 *Business Combinations* retrospectively, IAS 27 *Consolidated and Separate Financial Statements* must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)   IAS 23 – Borrowing Costs
The Company does not have any borrowing costs and thus, IAS 23 *Borrowing costs* has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e)   IAS 16 - Property, plant and equipment
IAS 16 *Property, plant and equipment* allows for property, plant and equipment to continue carried at cost less depreciation, same as under Canadian GAAP.

(f)   Reclassification within Equity Section
IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its "contributed surplus" account and concluded that as at the Transition Date, the entire amount of $876,046 relates to "Equity settled employee benefit reserve". As a result, the Company believes that a reclassification would be necessary in the equity section between "Contributed surplus" and the "Equity settled employee benefit reserve" account.

For comparatives, as at March 31, 2010, the entire $1,034,653 "contributed surplus" account was reclassified into "Equity settled employee benefit reserve". Furthermore, as at June 30, 2010, $1,477,734 "contributed surplus" account was broken down into $1,166,746 "Equity settled employee benefit reserve" and $310,988 "Reserves for agents' options".

(g)   Cumulative Translation differences
IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations. IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the July 1, 2009 financial statements on the Transition Date.

17. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued…)

    (g)   Cumulative Translation differences (continued…)

For the three months ended March 31, 2010, the foreign exchange resulting from the consolidation amounted to a gain of $139,511 resulting in increasing the current period's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

For the nine months ended March 31, 2010, the foreign exchange resulting from the consolidation amounted to a gain of $451,533 resulting in increasing the current period's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

RARE ELEMENT RESOURCES LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Nine months ended March 31, 2011
(Expressed in US Dollars)
(Unaudited)

Reconciliation of Assets, Liabilities and Equity

	Notes	July 1, 2009			March 31, 2010			June 30, 2010		
		Canadian GAAP $	Adj $	IFRS $	Canadian GAAP $	Adj $	IFRS $	Canadian GAAP $	Adj $	IFRS $
ASSETS										
Non-current assets										
Exploration and evaluation		1,609,496	-	1,609,496	5,301,540	-	5,301,540	6,115,095	-	6,115,095
Property, plant and equipment		1,872	-	1,872	41,785	-	41,785	40,057	-	40,057
Reclamation bond		10,533	-	10,533	110,533	-	110,533	110,533	-	110,533
Total non-current assets		1,621,901	-	1,621,901	5,453,858	-	5,453,858	6,265,685	-	6,265,685
Current assets										
Prepaid expenses		27,978	-	27,978	64,208	-	64,208	71,419	-	71,419
Accounts receivable		50,195	-	50,195	6,851	-	6,851	17,054	-	17,054
Cash and cash equivalents		2,334,145	-	2,334,145	4,678,407	-	4,678,407	11,460,476	-	11,460,476
Total current assets		2,412,318	-	2,412,318	4,749,466	-	4,749,466	11,548,949	-	11,548,949
TOTAL ASSETS		4,034,219	-	4,034,219	10,203,324	-	10,203,324	17,814,634	-	17,814,634
EQUITY AND LIABILITIES										
Capital and reserves										
Share capital		7,841,832	-	7,841,832	13,172,600	-	13,172,600	19,003,005	-	19,003,005
Reserve - Warrants		627,442	-	627,442	2,042,170	-	2,042,170	3,983,064	-	3,983,064
Contributed surplus	17f	876,046	(876,046)	876,046	1,034,653	(1,034,653)	-	1,477,734	(1,477,734)	-
Reserve- Equity settled employee benefits	17b, f	-	876,046	-	-	1,224,649	1,224,649	-	1,718,701	1,718,701
Reserve- Agents' options	17f	-	-	-	-	-	-	-	310,988	310,988
Exchange reserve	17g	-	-	-	-	451,533	451,533	-	(27,546)	(27,546)
Accumulated deficit		(5,377,562)	-	(5,377,562)	(6,213,778)	(641,529)	(6,855,307)	(7,071,197)	(524,409)	(7,595,606)
Total equity		3,967,758	-	3,967,758	10,035,645	-	10,035,645	17,392,606	-	17,392,606
Current liabilities										
Accounts payable and accrued liab		56,692	-	56,692	148,356	-	148,356	410,005	-	410,005
Balance payable to related parties		9,769	-	9,769	19,323	-	19,323	12,023	-	12,023
		66,461	-	66,461	167,679	-	167,679	422,028	-	422,028
TOTAL EQUITY AND LIABILITIES		4,034,219	-	4,034,219	10,203,324	-	10,203,324	17,814,634	-	17,814,634

Reconciliation of Loss and Comprehensive Loss

Expenses	Notes	Three months ended March 31, 2010 Canadian GAAP	Adj	IFRS	Nine months ended March 31, 2010 Canadian GAAP	Adj	IFRS	Year ended June 30, 2010 Canadian GAAP	Adj	IFRS
Audit and legal		22,360	-	22,360	61,358	-	61,358	107,884	-	107,884
Accounting and administrative fees		56,428	-	56,428	145,063	-	145,063	181,691	-	181,691
Depreciation		3,155	-	3,155	5,172	-	5,172	6,900	-	6,900
Bank charges		1,275	-	1,275	3,637	-	3,637	5,256	-	5,256
Consulting		12,543	-	12,543	27,440	-	27,440	38,297	-	38,297
Corporate development		21,985	-	21,985	99,961	-	99,961	119,694	-	119,694
Foreign exchange loss (gain)	17g	(133,623)	139,511	5,888	(407,364)	451,533	44,169	56,495	(27,546)	28,949
Investor relations and shareholders' communication		49,522	-	49,522	190,038	-	190,038	262,231	-	262,231
Management fees		37,108	-	37,108	148,971	-	148,971	185,936	-	185,936
Office and miscellaneous		21,375	-	21,375	72,027	-	72,027	101,556	-	101,556
Rent		3,509	-	3,509	12,387	-	12,387	8,528	-	8,528
Share-based payments	17b	195,923	(45,331)	150,592	390,277	189,996	580,273	524,497	551,955	1,076,452
Transfer and listing fees		41,251	-	41,251	63,265	-	63,265	72,263	-	72,263
Travel		17,021	-	17,021	47,028	-	47,028	62,570	-	62,570
Total expenses		(349,832)	(94,180)	(444,012)	(859,260)	(641,529)	(1,500,789)	(1,733,798)	(524,409)	(2,258,207)
Other items										
Interest income		5,417	-	5,417	23,044	-	23,044	40,163	-	40,163
Loss before tax		(344,415)	(94,180)	(438,595)	(836,216)	(641,529)	(1,477,745)	(1,693,635)	(524,409)	(2,218,044)
Income tax		-		-	-		-	-	-	-
Net loss		(344,415)	(94,180)	(438,595)	(836,216)	(641,529)	(1,477,745)	(1,693,635)	(524,409)	(2,218,044)
Exchange differences on translation of foreign operations		-	139,511	139,511	-	451,533	451,533	-	(27,546)	(27,546)
Total comprehensive loss for the period		(344,415)	45,331	(299,084)	(836,216)	(189,996)	(1,026,212)	(1,693,635)	(551,955)	(2,245,590)

Reconciliation of Cash Flows

	Notes	Three month ended March 31, 2010			Nine month ended March 31, 2010			Year ended June 30, 2010		
		Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
		$	$	$	$	$	$	$	$	$
Cash provided by (used in) Operations:										
Net loss		(344,415)	(94,180)	(438,595)	(836,216)	(641,529)	(1,477,745)	(1,693,635)	(524,409)	(2,218,044)
Adjustments to reconcile to net cash flows from operating activities										
Depreciation		3,155	-	3,155	5,172	-	5,172	6,900	-	6,900
Share-based payments	17b	195,923	(45,331)	150,592	390,277	189,996	580,273	524,497	551,955	1,076,452
Interest income accrued		-	-	-	-	-	-	(1,568)	-	(1,568)
		(145,337)	(139,511)	(284,848)	(440,767)	(451,533)	(892,300)	(1,163,806)	27,546	(1,136,260)
Changes in non-cash working-capital items:										
Accounts receivable		1,536	-	1,536	43,344	-	43,344	34,709	-	34,709
Prepaid expenses		(43,570)	-	(43,570)	(36,230)	-	(36,230)	(43,441)	-	(43,441)
Accounts payable and accrued liabilities		(5,329)	-	(5,329)	(2,949)	-	(2,949)	89,718	-	89,718
Due to related parties		5,561	-	5,561	9,554	-	9,554	2,254	-	2,254
		(187,139)	(139,511)	(326,650)	(427,048)	(451,533)	(878,581)	(1,080,566)	27,546	(1,053,020)
Investing activities										-
Exploration and evaluation of assets		(340,587)	-	(340,587)	(1,864,993)	-	(1,864,993)	(2,557,636)	-	(2,557,636)
Purchase of property, plant and equipment		-	-	-	(45,085)	-	(45,085)	(45,085)	-	(45,085)
Reclamation bonding		-	-	-	(100,000)	-	(100,000)	(100,000)	-	(100,000)
Option payments received		-	-	-	-	-	-	48,070	-	48,070
		(340,587)	-	(340,587)	(2,010,078)	-	(2,010,078)	(2,654,651)	-	(2,654,651)
Financing activities										
Cash received for common shares		122,476	-	122,476	4,854,362	-	4,854,362	13,701,260	-	13,701,260
Share issue costs		(28,375)	-	(28,375)	(72,974)	-	(72,974)	(839,712)	-	(839,712)
		94,101	-	94,101	4,781,388	-	4,781,388	12,861,548	-	12,861,548
Effects of exchange rate changes on behalf of cash held in foreign currencies	17g	-	139,511	139,511	-	451,533	451,533	-	(27,546)	(27,546)
Increase in cash and cash equivalents		(433,625)	-	(433,625)	2,344,262	-	2,344,262	9,126,331	-	9,126,331
Cash and cash equivalents, beginning of the period		5,112,032	-	5,112,032	2,334,145	-	2,334,145	2,334,145	-	2,334,145
Cash and cash equivalents, end of the period		4,678,407	-	4,678,407	4,678,407	-	4,678,407	11,460,476	-	11,460,476

Exhibit 99.2


Form 52-109F2
Certification of interim filings - full certificate


I, **Donald E. Ranta***, Chief Executive Officer, Rare Element Resources Ltd.,* certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Rare Element Resources Ltd.*** (the "issuer") for the interim period ended **March 31, 2011**.

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.   ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5.   ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

      (a)   designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

            (i)   material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

            (ii)   information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

      (b)   designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1   ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2   ***ICFR – material weakness relating to design:*** N/A.

5.3   ***Limitation on scope of design:*** N/A.

6.   ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on October 1, 2010 and ended on December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **May 16, 2011**

"Donald E. Ranta"

_____
Donald E. Ranta
Chief Executive Officer

Exhibit 99.3


Form 52-109F2
Certification of interim filings - full certificate


I, **Mark T. Brown***, Chief Financial Officer, Rare Element Resources Ltd.,* certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of ***Rare Element Resources Ltd.*** (the "issuer") for the interim period ended **March 31, 2011**.

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.   ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5.   ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a)   designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i)   material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii)   information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b)   designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1   ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2   ***ICFR – material weakness relating to design:*** N/A.

5.3   ***Limitation on scope of design:*** N/A.

6.   ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on October 1, 2010 and ended on December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **May 16, 2011**

"Mark T. Brown"

_____
Mark T. Brown
Chief Financial Officer

Exhibit 99.4



RARE ELEMENT RESOURCES LTD

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2011

INTRODUCTION

This is Management's Discussion and Analysis ("MD&A") for Rare Element Resources Ltd. ("Rare Element Resources" or the "Company") and has been prepared based on information known to management as of May 16, 2011. This MD&A is intended to help the reader understand the condensed consolidated unaudited financial statements of Rare Element Resources.

In September 2010, the applicable provincial securities commissions granted the Company exemptive relief to adopt International Financial Reporting Standards ("IFRS") with an adoption date of July 1, 2010 and a transition date of July 1, 2009. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the nine months ended March 31, 2011 and supporting notes. These condensed consolidated interim financial statements have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard 34 ("IAS 34") – Interim Financial Reporting. A reconciliation of the previously disclosed comparative periods' financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") to IFRS is set out in Note 17 to these condensed financial statements.

In July, 2011, the Company expects to become a domestic issuer in the United States and will transition from reporting according to Canadian regulations with US secondary filings, to reporting according the US regulations with Canadian secondary filings. While this will have no impact on the value of the Company, shareholders will have to adapt to filings in the US regulation formats, including that the Company will adopt US generally accepted accounting principles ("US GAAP"), as required under SEC rules. *(See Section 10 under "Future Accounting Pronouncements".)*

US GAAP is similar to Canadian GAAP that Rare Element Resources reported under up to June 30, 2010, with one material change being the accounting for mineral property expenditures. These expenditures will still be shown on a statement of such expenditures, but will be expensed in the income statement instead of being capitalized.

Currently, the United States Financial Accounting Standards Board expects to adopt IFRS in 2016 but that may change. At that time, Rare Element Resources will re-adopt IFRS which is now widely used in developed countries.

Rare Element Resources may also be required to restate certain of its prior Canadian GAAP financial statement filings for an adjustment required under US GAAP in the "US GAAP" note for the valuation of warrants issued on financings denominated in Canadian dollars, which is different from the reporting currency that Rare Element Resources uses which is US dollars. These amendments are for non-cash adjustments and have no impact on the value of the Company during that time, or at present.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company's board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in US dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A:

- The progress, potential and uncertainties of the Company's 2011 rare-earth drill program, metallurgical testing and 2011 gold exploration drilling program at the Bear Lodge Property;
- The potential and expectations set out in the NI 43-101 Mineral Resource Reports and the PEA on the Bear Lodge Property;
- The success of getting the necessary permits for the drill programs and future project development;
- Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties;
- Plans to complete an updated mineral resource estimate and the Preliminary Prefeasibility Study level of analysis; and
- Plans outlined in the "Outlook" section.

ADDITIONAL INFORMATION

Financial statements, MD&A's and additional information relevant to the Company and the Company's activities can be found on SEDAR at www.SEDAR.com and/or on the Company's website at www.rareelementresources.com.

HIGHLIGHTS

The management team at Rare Element Resources is encouraged by the recent results of Rare Element Resources' exploration efforts and the following are the highlights of those results from 2010 and to the date of this MD&A:

- A substantial increase (approximately 50%) in the rare-earth-element ("REE") mineral resource estimate (tonnage) which was completed in compliance with National Instrument 43-101 in May 2010, after completion of a drilling program in the second half of 2009. *(See Section 3(a) under "Mineral Resources".)*
- Completion of the 2010 drilling program on the Bear Lodge REE project from June 2010 to November 2010, which included 61 drill holes, and an additional 40 large diameter core holes to collect bulk samples for pilot-plant testing, assays from which included the highest grades of REE found to date.
- Advancing a preliminary REE metallurgical recovery process in July 2010, with 80% estimated recoveries of rare-earth elements from the Bear Lodge deposit to produce a 42-45% rare-earth-oxide (REO) concentrates. *(See Section 3(a) under "Metallurgy".)*
- The completion of a Preliminary Economic Assessment, in compliance with the National Instrument 43-101, which shows positive economics using 3-year trailing average prices for rare-earths concentrates. *(See Section 3(a) under "Preliminary Economic Assessment".)*
- Collection of an 8.8 ton initial sample of REE mineralized material and additional bulk sample material later to be used in a pilot plant test in 2011.
- Completion of a 34-hole drilling program in November 2010 on the Sundance gold project focusing on three main gold targets which contained the highest gold grades found to date and the filing of the Company's first NI 43-101-compliant inferred mineral resource estimate reporting 947,000 ounces of gold in these three deposits contained in 69.3 million metric tonnes averaging 0.42 g Au/t using a 0.15 g/t cutoff grade. *(See Section 3(b) under "Mineral Resources".)*
- Completion of listing the Company's common shares for trading on the NYSE Amex Stock Exchange headquartered in New York, NY.
- Completion of two significant financings in April, 2010 and December, 2010, to raise aggregate gross proceeds of approximately C$65 million. As of the date of this MD&A, the Company has 43,871,173 common shares outstanding and approximately $73 million in cash on hand and no debt.

OUTLOOK

Rare Element Resources has sufficient cash on hand to conduct its exploration and development plans. Rare Element Resources plans to continue to advance the Bear Lodge rare-earth-element project and the Sundance gold project in Wyoming, USA, during 2011 include the following:

- Incorporation of the 2010 REE drilling program results into an updated mineral resource estimate in the second quarter of 2011.
- Selection of a pilot plant facility to complete the bulk sample processing tests for the REE samples previously collected.
- Further metallurgical testing, including new sampling, for confirmation and optimization of the REE recovery process developed to date.
- Addition of certain key personnel to transition the team towards the project development stage.
- Drilling to follow up on the additional target areas for REE at Bear Lodge, including expansion of Bull Hill NW, and Bull Hill SW mineral resource areas, and definition of mineral resources at the Whitetail Ridge and Bull Hill West area, and further upgrading of additional portions of the mineral resources to measured and indicated categories.
- Completion of a pre-feasibility study by the end of 2011 to further define potential mining plans to assess the economics of the REE project, and to consider the potential of establishing a REE extraction and separation plant (a refinery) in the region near the project site.
- Beginning in June 2011, the Company plans to begin a limited gold-targeted drilling program to expand existing mineral resources, to search for higher grade mineralization, and to discover new deposits.
- Continuing with environmental reviews and the next stages of exploration and development permitting, including certain base-line studies.

TABLE OF CONTENTS

1. Background

The Company was incorporated in the province of British Columbia on June 3, 1999 and acquired Rare Element Holdings Ltd. (formerly Paso Rico Resources Ltd.) ("Holdings") in 2003. Holdings owns the Bear Lodge Property in Wyoming, USA, through its wholly owned subsidiary, Rare Element Resources, Inc. (formerly Paso Rico (USA), Inc.). The Bear Lodge Property has two exploration projects: the rare-earth-elements ("REE") project known as the "Bear Lodge REE Project" and the gold project known as the "Sundance Gold Project".

2. Overview

2(a) Company Mission and Focus

Rare Element Resources is focused on exploring and developing economic mineral projects which contain or have the potential to contain rare-earth elements with or without gold. The Company plans to explore advanced-staged exploration projects itself, and to acquire and option out earlier stage exploration projects, while keeping a retained interest.

The main focus of the Company is advancing the Bear Lodge REE project located in Wyoming, USA.

2(b) Qualified Person

Dr. Donald E. Ranta, PhD, PGeo, who is the Company's President and CEO, is the Qualified Person as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Dr. Ranta has reviewed and approved the contents of this MD&A.

2(c) Description of Metal Markets

REE are used in hybrid-electric-vehicles (HEV), many of which contain REE-bearing nickel-metal-hydride (Ni-MH) batteries and REE "super" magnets within electrical motors and generators; REE are also used in computers, cellular telephones, TV screens, wind turbines, fuel cells, magnetic refrigeration technologies, compact fluorescent lights, petroleum-refining catalysts and numerous other modern specialty technologies.

The markets for REE are becoming greater in significance over the years as more of these new technologies are developed and these markets are dominated by production from China. China produces over 95% of the world's rare-earth elements and has recently put additional export restrictions and taxes on REE.

The prices of REE are quoted in different forms on www.metal-pages.com. Generally speaking, rare earths are sold as individual oxides after separation and are often sold in small sub-groups of similar elements. Prior to separation of the individual elements as metals or as oxides, there are quoted prices for rare-earth carbonate concentrates that contain approximately 42% to 45% rare-earth oxides.

According to Metal Pages, the prices of rare earths have generally increased approximately 500% in 2010 after a slight recovery in 2009 from depressed prices in 2008 due to worldwide economic turmoil. For example, according to Metal Pages, the prices of rare earth concentrates have increased from $4,500 per ton in July 2010 to approximately $38,000 per ton in December 2010. REO prices of metals have increased considerably more during the first quarter of 2011.

Since REE are used for many new technologies, it is estimated that their demand for REE will increase at a rate of nearly 10% per year for the next 5 years and possibly longer [IMCOA, Roskill and Rare Earths Industry Stakeholders, 2011, Dudley J. Kingsnorth]. Rare-earth magnet demand using Nd, Pr, Dy and Tb, is expected to increase continuously at a rate of 10-15% per year.

In the summer of 2010, China further reduced its exports of rare-earth elements by 40% on an annualized basis. This reduction is what prompted the drastic increase in prices in the third and fourth quarters of 2010.

2(d) Use of the terms "Mineral Resources" and "Mineral Reserves"

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Indicated Mineral Resource" and "Inferred Mineral Resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicate Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

<u>CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES</u>

Cautionary Note – The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only information about mineral deposits that a company can economically and legally extract or produce. Rare Element Resources uses certain terms such as "measured", "indicated", "inferred", and "mineral resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company. Additional information can be obtained from the Rare Element Resources website (www.rareelementresources.com).

3(a) Bear Lodge Property (Wyoming, USA) – REE Project



Location and Ownership

Holdings holds a 100% mineral rights interest in a group of unpatented mineral claims, the Bear Lodge Property which consists of the Bear Lodge REE Project and the Sundance Gold Project. The property is situated in the Bear Lodge Mountains of Crook County, northeastern Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Some of the claims and a portion of a defined area of influence surrounding the claims were previously subject to a production royalty of 2% of Net Smelter Returns ("NSR") payable to Freeport. Holdings owns a portion of the claim group outright and those claims were not subject to the NSR. On March 31, 2009, the Company re-purchased the NSR for $50,000.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles. Upon Newmont's withdrawal from the Sundance Gold Project, it transferred 327 of the claims to the Company in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section. All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management.

The Bear Lodge REE Project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, neodymium, and samarium) and some of the highest grades in North America of the "heavy" REE europium and terbium plus significant quantities of the heavy REE--dysprosium.

Rare Element Resources

Mineral Resources

The Company's comprehensive NI 43-101-compliant Technical Report with an initial mineral resource estimate of REE plus yttrium was dated April 14, 2009. The report incorporated descriptions of all the exploration work and metallurgical testing completed by the Company since the initial exploration NI 43-101-compliant report was issued in 2002. The report also included recommendations for additional exploration work to expand the REE mineral resource and the metallurgical testing program. The recommended work was completed.

On May 26, 2010, the Company reported an updated mineral resource estimate of REE plus yttrium contained in two deposits located in the Bull Hill area of the Bear Lodge project. The updated mineral resource estimate increased the total pounds of rare-earth oxides ("REO") contained in the Bull Hill deposits by more than 50% from 800 million pounds to 1,210 million pounds at a 1.5% REO cutoff grade (Table 1). The mineral resource was estimated by an independent consultant—Ore Reserves Engineering (ORE).

The updated mineral resource estimate was derived from a REE database that includes thirty-two core drill holes completed by the Company since 2004 for a total of 28,396.5 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which REE data are available. Approximately 36% of the mineral resource is within 100 feet of a drill hole and 75% of the mineral resource is within 200 feet of a drill hole. For comparison, the initial NI 43-101-compliant inferred mineral resource of 9.8 million tons averaging 4.07% rare-earth oxides (REO) was estimated by ORE and reported in a Technical Report dated April 14, 2009. The updated mineral resource estimate focused on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas. In addition, there was significant potential for expansion of both deposits and for definition of mineral resources in other areas.

Table 1   Total Inferred Tons and Grade of the Various Oxidation Zones at 1.5% Cut-Off Grades (% REO)

Cutoff Grade[1,3]	Oxide		Transitional		Sulfide		Total	
	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]	Tons	Grade[1]
1.5 [3]	8,000,000	3.62	2,600,000	3.39	6,900,000	3.29	17,500,000	3.46

Table 2   Total Inferred Tons and Grade (% REO) with REO Content at 1.5% Cutoff Grade

Cutoff Grade[1,3]	Total		REO Content
	Tons	Grade[1]	Million lbs
1.5 [3]	17,500,000	3.46	1,210

Table 3 Detailed REO percentages by Zone at 1.5% Cutoff Grade

Parameters & % REO		Total All Zones			
		Oxide	Mixed	Sulfide	Total
Cutoff (%REO)		1.5	1.5	1.5	1.5
Million Tons Mineral Resource		8.0	2.6	6.9	17.5
Tonnage Factor (ft^3/ton)		13.7	13.0	11.4	12.7
%REO		3.62	3.39	3.29	3.46
Million lbs REO		582	174	454	1,210
%Cerium Oxide	Ce_2O_3	1.66	1.62	1.61	1.63
%Lanthanum Oxide	La_2O_3	1.06	1.08	1.11	1.08
%Neodymium Oxide	Nd_2O_3	0.52	0.36	0.29	0.41
%Praseodymium Oxide	Pr_2O_3	0.16	0.14	0.12	0.14
%Samarium Oxide	Sm_2O_3	0.088	0.078	0.074	0.081
%Gadolinium Oxide	Gd_2O_3	0.045	0.042	0.037	0.042
%Yttrium	Y_2O_3	0.032	0.036	0.021	0.028
%Europium Oxide	Eu_2O_3	0.021	0.019	0.017	0.019
%Dysprosium Oxide	Dy_2O_3	0.018	0.012	0.011	0.014
%Terbium Oxide	Tb_2O_3	0.0075	0.0052	0.0043	0.0059
%Erbium Oxide	Er_2O_3	0.0020	0.0018	0.0017	0.0019
%Ytterbium Oxide	Yb_2O_3	0.0012	0.0011	0.0010	0.0011
%Lutetium Oxide	Lu_2O_3	0.00016	0.00014	0.00013	0.00014
%Holmium Oxide	Ho_2O_3	0.0010	0.0008	0.0008	0.0009
%Thulium Oxide	Tm_2O_3	0.00015	0.00013	0.00012	0.00014

1. REO (rare-earth oxides) include Ce_2O_3, La_2O_3, Nd_2O_3, Pr_2O_3, Sm_2O_3, Gd_2O_3, Y_2O_3, Eu_2O_3, Dy_2O_3, and Tb_2O_3, listed in relative order of decreasing abundance in the deposits, plus minor quantities of other REO (Table 2).
2. The mineral resource estimate is classified as Inferred Mineral Resources as defined by CIM and referenced in NI 43-101.
3. ORE considers a range of 1.0 to 2.5 per cent REO cut-off grade to be reasonable in preliminary estimation of potentially economic mineral resources. A cutoff grade of 1.5% REO has been selected as the base case and it is highlighted.
4. A detailed program of core sampling and bulk density measurement is being instituted for the 2010 drilling, especially for oxide mineralization which is more difficult to determine.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution. These mineral resource estimates are in the inferred mineral resource category. Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be categorized as mineral reserves; however they are allowed to be included in a preliminary economic assessment. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Mineral resources were estimated using nearest-neighbor assignment. Drill holes were composited to nominal 10-foot intervals for estimation, and grades were not capped. Grades were assigned using a rectangular projection of 300 X 300 X 10 feet, where the longer distance is parallel to the carbonatite/ FMR dike orientation. The mineral resource model blocks are 10 X 10 X 10-foot cubes. Based on current REO prices, the cutoff

grade of 1.5% REO was selected near the mid-point of a range of likely cost scenarios. As additional data are gathered, work will continue to be done on the mineral resources estimates with further evaluation and refinement.

Geology & Mineralization

Rare-earth-element mineralization occurs in the north-central core of the Bear Lodge alkaline-igneous complex located in northeastern Wyoming. All of the significant REE occurrences in the Bear Lodge district are controlled by Rare Element's lode claims. Rare-earth mineralized bodies within the Bull Hill area of the district include well-defined, near-surface oxidized FMR (iron oxide-manganese oxide-REE) dikes and veins and deeper sulfide-bearing carbonatite (a high-carbonate igneous rock) dikes and veins, with a transitional or mixed zone (oxide + sulfide) in between. The Bull Hill Southwest target comprises an FMR-carbonatite dike swarm that strikes northwesterly and dips steeply. The dike swarm intrudes heterolithic intrusive breccia of the Bull Hill diatreme. FMR dikes and veins are interpreted to be intensely oxidized and leached equivalents of the carbonatite bodies that are strongly weathered from the surface to depths of about 300-500 feet and moderately weathered and oxidized for another 100 feet or so. Carbonatite dikes at depth are interpreted to transition toward the surface into FMR bodies and range in size from veinlets to large dikes exceeding 168 feet in width. The Bull Hill Southwest deposit consists of several dike sets in the swarm that spread across a zone several hundred feet in width. The dikes appear to pinch and swell in both strike and dip directions, and they can be traced in drill holes over 1,500 feet along strike and 1,000 feet down dip. Some of the dikes appear to be cut off to the west and at depth by a north-northwest-trending, east-dipping fault that is generally coincident with a valley floor. A number of widely dispersed gold occurrences are distributed peripherally to the Bull Hill REE mineralization.

The Bull Hill Northwest deposit has many of the same characteristics as Bull Hill Southwest, but oxidation is somewhat deeper. Current interpretation suggests that the dikes strike northerly and have nearly vertical dips. The dikes cut alkalic silicate rocks, predominantly trachytes and phonolites, and they appear to be part of an FMR/carbonatite dike system that is separate from the Bull Hill SW dike system. The deposit is open to the north and at depth. Additional drilling done during the 2010 program helped to define the orientation of the system and to expand the current mineral resource.

The Company considers the May 2010 geologic modeling and mineral resource estimation results encouraging for the following reasons:

- Significantly greater tonnage but with slightly lower REO grades compares favorably to the April 2009 NI 43-101-compliant mineral resource estimate.
- The Bull Hill Southwest deposit shows good lateral and vertical continuity of grades within the dike sets.
- The REE mineralization that constitutes the Bull Hill SW mineral resource is open for expansion at depth, to the northwest and southeast, and to the west of the West Bull Hill Fault. The Company believes that there is room for the mineral resource tonnage to significantly increase.
- The Bull Hill Northwest area hosts FMR/carbonatite dikes that appear distinct from those at Bull Hill Southwest, thus providing an additional mineral resource area open to the north.
- Historical drilling identifies other Bull Hill area targets, such as Whitetail Ridge, a fault offset to the southwest, and a conceptual carbonatite plug. Drilling of two holes during 2010 in the Whitetail Ridge target and two more further to the northwest in the Carbon REE target have resulted in favorable REE intercepts.

The updated mineral resource estimate confirms that potentially economic mineral resources are present in the Bull Hill area, and it justifies further technical work including drilling, metallurgical testing, and engineering studies. Considerable in-fill definition drilling is required to increase the confidence level and upgrade the inferred mineral resources to the indicated category. Step-out drilling will likely expand the mineral resource and define the boundaries of the mineralization.

Cutoff Grade & Metallurgy

The mineral resource size is sensitive to an assumed cut-off grade, which is, in turn, very sensitive to metallurgical operating costs. The Company is steadily advancing its rare-earth metallurgical studies at Mountain States Research & Development International under the direction of Dr. Roshan Bhappu, P.E., with the objective of developing a cost-efficient and effective metallurgical flowsheet. Additional work is being conducted at NAGROM under the direction of Tony Wilkinson and at Hazen Research under the direction of Chris Schultz. The metallurgical testing program will continue through 2011 on an 8.8 ton surface sample collected in 2010 and the mineralized core samples collected during 2009.

Quality Assurance

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this section titled "Mineral Resources".

The Rare Element Resources' field programs were carried out under the supervision of Dr. James G. Clark, LGeo, the Company's Vice President of Exploration, and by Dr. Ellen Leavitt, who are both qualified persons for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. Dr. Clark was also a senior geologist and, subsequently, exploration supervisor for Hecla Mining Company during that company's exploration of Bull Hill and the Bear Lodge district during the late 1980's and early 1990's. A detailed QA/QC program was implemented for the 2007 through 2009 drill programs. The 2009 and 2010 QA/QC programs were organized by Dr. Jeffrey Jaacks. Dr. Jaacks and Dr. Clark have verified the 2009 and 2010 sampling procedures and QA/QC data delivered to ORE. They share the opinion that the data are of good quality and suitable for use in the mineral resource estimate.

A full table of significant drill results from the Company's 2004-2010 exploration programs and maps and sections detailing the drill-hole locations are available at: http://www.rareelementresources.com.

Metallurgy

In August 2010, the Company announced progress toward defining a potentially commercial metallurgical process for REE-mineral concentration from oxide samples collected on the Bear Lodge REE Project. The favorable metallurgical test results on a large sample of near-surface high-grade oxide mineralization with an average grade of 8.0% REO indicate the following: 1) With scrubbing/attritioning in water, a pre-concentrate is produced with a recovery of approximately 90% and a grade up to 20% REO; the REO resides in the finer fractions (-100 to -500 mesh); 2) Hydrochloric acid leaching of the pre-concentrates in an agitation leach system gives a recovery of about 80 to 85% of the total REO from the original mineralized material in the same general proportions as the original REO distribution; 3) Additional testing is being conducted to confirm and optimize the processing methods.

Metallurgical testwork is being conducted at Mountain States R&D International, Inc. (MSRDI) of Vail, Arizona. Additional confirmatory tests are being conducted at NAGROM, Perth, Australia, under the direction of Tony Wilkinson and at Hazen Research, Golden, Colorado, under the direction of Chris Schultz. Extraction and separation tests are underway at Intellimet LLC of Missoula, Montana. Plans for additional extraction and separation testing are being formulated for ANSTO of Sydney, Australia. Bulk sampling of oxide mineralization from large diameter drill core and from surface trench samples is complete and approximately 12 tons of oxide mineralization were collected representing the first five years or so of operation. The bulk sample will be processed in a pilot-plant test in 2011 as part of a planned prefeasibility study.

The metallurgical testing is ongoing on oxide samples. Nearly all of this material is sufficiently close to the surface for potential mining by open pit methods. The current oxide mineral resource (8.0 million tons averaging 3.62% REO) is part of a larger total inferred mineral resource (see section 3(a) under "Mineral

Resources"). The oxide mineralization extends from surface to depths of 400 to 500 feet. Excellent exploration potential for expansion of the oxide mineralization was tested in 2010 by a program of step-out drilling, and in-fill drilling was directed at an upgrade of the mineral resource category.

The current testing program conducted on this oxide mineralization is designed to take advantage of the unique type of mineral occurrence of the REE mineralization. The mineralization is characterized by fine-grained REE minerals that variably adhere to the surfaces of the coarser gangue (non-REE-bearing) minerals. The REE minerals in oxide mineralization from the mineral resource area are nearly all from the bastnasite group—listed in decreasing order of abundance: synchysite, parisite, and bastnasite, with generally minor monazite.

Mr. Jaye T. Pickarts, P.E., who is the Company's Chief Operating Officer, is the Qualified Person as defined under National Instrument 43-101 and has reviewed and approved the contents of the "Metallurgy" section of this MD&A.

Preliminary Economic Assessment (PEA)

Highlights of the Preliminary Economic Assessment ("PEA" or the "Study") are summarized in the Table 4 below, with additional commentary following.

Table 4 Preliminary Economic Assessment – Bear Lodge Rare-Earths Project

	Case 1 (Base Case)	Case 2
	3-year trailing average prices[1]	*Estimated long-term prices[2]*
Production Rate (tpd)	1,000	1,000
Mine Life (Years)	15	15
Initial Capital (US$)	$87 million	$87 million
Operating Cost (US$/ton)	$213	$213
Life of mine sustaining capital (US$)	$88 million	$88 million
REO recoveries to concentrates	80%	80%
Annual REO contained in concentrates (tons)	11,400	11,400
Annual Payable Value of REO (US$)	$143 million	$178 million
Annual Operating Cash Flow (US$)	$50 million	$80 million
Internal rate of return (IRR)	40%	60%
After-tax Life-of-mine Cash Flow (US$) *(Undiscounted)*	$598 million	$978 million
After-tax Net Present Value (US$) *(At 10% discount rate)*	$213 million	$380 million
After-tax Net Present Value (US$) *(At 15% discount rate)*	$131 million	$251 million
Payback (years)	3.1	2.4

1. *Rare-earth bulk concentrate prices are used in the Study and are based on historic three-year average concentrate prices from Metal-Pages and assembled by the Industrial Minerals Company of Australia ("IMCOA").*

2. *Estimated long term prices of bulk concentrates represent a price increase of 25% over the historic three year average concentrate price.*

The Study was prepared by independent consultant, John T. Boyd Company ("Boyd"), with the assistance of consultants Mountain States R&D International ("MSRDI") and Ore Reserves Engineering ("ORE"). New NI 43-101-compliant inferred mineral resource estimates for two of the four known mineralized zones at Bear Lodge (Bull Hill Southwest and Bull Hill Northwest deposits) were prepared by ORE (see section 3(a) under "Mineral Resources"). The Study provides an initial development model and a preliminary economic analysis of the project based on the mineral resources estimated for the two deposits. The final NI 43-101-compliant technical report was filed on SEDAR on November 9, 2010.

The Study was commissioned by the Company in 2009 to evaluate the potential economic viability of recovering rare-earth elements ("REE") in concentrate, with a future goal to recover individual rare-earth oxides ("REO"), from the mineral resources in the Bull Hill area of the Bear Lodge project. This was in response to growing demand for these elements in environmental and other applications where the REE are vital to the new technologies developed for fuel efficient ("hybrid") automobiles and plug-in electric vehicles. Many hybrid cars use rechargeable nickel-metal-hydride (Ni-M-H) batteries that contain lanthanum along with electric motors and generators that require high-strength permanent magnets containing neodymium, praseodymium, dysprosium, and terbium. Substantial quantities of all five of these rare-earth elements would be produced by a mine at Bear Lodge, and these five elements would represent nearly 65% of potential saleable products' value.

Rare Earths – Markets and Pricing

For an independent analysis of REE markets, including supply and demand forecasts, Boyd relied on a recent confidential report and supporting data produced by IMCOA, an independent industrial minerals research firm based in Perth, Australia and led by Dudley J. Kingsnorth. This report was requested by the Company and provided to Boyd as a basic reference. The IMCOA report forecasts growth in global demand for REE at a rate of nearly 10% per year until 2020, from approximately 125,000 tons in 2010 to 200,000 tons by 2015 to 280,000 tons by 2020, expressed as "TREO" (total rare-earth oxides or the sum of all 14 REE plus yttrium). During this period, primary supply sources located mainly in China are not expected to increase production significantly, creating a growing supply/demand gap. China has been reducing its exports of rare earths for several years and announced a major reduction in exports in early July 2010. These policies have already caused significant price increases for most REE and created opportunities for new primary suppliers to enter the market. Boyd concludes that the Bear Lodge REE mineral resources, which require significant further work to bring to the feasibility level of analysis, represent an attractive potential mine development opportunity for the Company.

Bear Lodge – Low-cost Open Pit Mining

The development model utilized by Boyd and its associates for the Study contemplates conventional truck and shovel open-pit mine production from the near-surface oxide inferred mineral resources in the Bull Hill SW and NW deposits, which would provide an initial mine life of 15 years. Recent drilling has successfully intersected REE outside the known mineral resources and may support an eventual increase of mine life beyond that contemplated in the Study. All of the mineral resources at Bear Lodge are currently categorized as inferred mineral resources. Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. Also there is no certainty that this Preliminary Economic Assessment will be realized. An economic assessment will almost certainly change as new information is generated on the mineral resources, mine plan, and processing methodology.

Bear Lodge – REE Production

In the base case scenario, a conservative production rate beginning at 500 tons per day of mineralized material will progressively increase to 1,000 tons per day by year three. Once full production is achieved, the TREO produced each year would be approximately 11,400 tons (10,400 metric tons) in bulk rare-earth concentrates. Discounted cash flow analysis of this scenario, using 2008 through 2010 REE bulk mixed concentrate prices, and capital and operating costs, yields a 40% Internal Rate of Return (IRR) and a Net Present Value (NPV) of US$213 million at a 10% discount rate or a US$131 million NPV at a 15% discount rate on an after-tax basis over a mine life of 15 years. With this Study the Company is contemplating the sale of concentrates in North America to potential refiners/processors, some of which have contacted Rare Element already.

Hydrometallurgical tests for extraction and separation of individual rare-earth oxides are progressing, and the ultimate goal is the production and sale of high-purity oxides of cerium, lanthanum, neodymium, praseodymium, and possibly europium, dysprosium, terbium, and other REO. These products may be sold individually as oxides, or in various combinations such as "Didymium" (Neodymium and Praseodymium), "SEG" (Samarium, Europium and Gadolinium), or as mischmetal (a mix of the rare earth elements).

Bear Lodge – Rare Earth Prices

The prices used in this Study are based on historic three-year average concentrate prices. It is important to note the following:

1. REO concentrate prices are lower than refined REO prices.
2. Historic REO concentrate prices are significantly lower than the current REO concentrate prices as quoted in Metal Pages. For the Bear Lodge distribution of rare earths, current prices have recently increased approximately 360% from the three-year historic average due to the reduction in exports of REE products from China during the third quarter of 2010, however, it is unknown if the current higher prices are sustainable.
3. A 10% change in the price of REO concentrate would change the Base Case NPV of the project on an after-tax basis by approximately $58 million at a 10% discount rate, and $42 million at a 15% discount rate.
4. The sale of concentrates from Bear Lodge would likely be subject to a long-term supply contract for which a price would be set in the contract with one or more buyers. These long-term prices can differ substantially from quoted spot prices for metals with smaller markets such as rare-earth elements.

The price assumptions used by Boyd for the REO concentrates are based on compilations of the past three years that range from US$4.59 (2008), to $3.65 (2009), to $7.54/kg (2010). These concentrates contain approximately 43.5% REO and were derived from deposits that have a similar, but slightly less valuable, REO distribution compared to the Bear Lodge deposits. The 2010 concentrate price is based on Metal-Pages' data through August 31, 2010.

A recent price quote for REE concentrates on an FOB China basis, as reported on September 2, 2010 by Metal-Pages.com, was US$33.25/kg and on February 3, 2011, is US$38/kg. The elements needed for high-strength permanent REE magnets include neodymium, praseodymium, dysprosium and terbium; prices were quoted by Metal-Pages (September 2, 2010) at US$56.75, $55.75, $288 and $595/kg, respectively for those elements (Table 2), and (February 3, 2011) at US$104.50, $103.50, $365 and $630/kg. Current REE producers seek to increase production of neodymium, praseodymium, dysprosium and terbium to meet the growing demand from magnet manufacturers. This underlines the need for new producers with mineral resources having an REE distribution that is more reflective of current market demand, such as that indicated for the bastnasite-group minerals at Bear Lodge.

The economic model suggested by IMCOA and tested by Boyd envisions a 5% market share capture (10,400 metric tonnes of a 200,000-tonne REO market) specifically for cerium, lanthanum, neodymium, praseodymium, plus significant quantities of other rare earths. This assumes that 2 other mines, one in the USA and one in Australia, plus possibly one or two others will go into production prior to Bear Lodge, and that IMCOA's projections of market growth will allow additional producers of the light and heavy rare earths to successfully market their products by 2015.

REO pricing over the past three years and the prices at September 2, 2010 are shown in Table 5. This information is shown only to indicate the recent increases in prices for individual rare-earth oxides and its potential effect if Bear Lodge progresses into individual REO production. There is no certainty the current prices will be maintained for the duration of the operating life of the Bear Lodge project.

Table 5 REO Prices 2008 through 2010 and Prices as of 9-2-10

Rare Earth Oxide	Bear Lodge Oxide Zone	2008 Price	2009 Price	2010 Price (8 months)	Sept. 2, 2010 Price
REO	REO%	$/kg	$/kg	$/kg	$/kg
Ce_2O_3	1.66	4.35	4.20	8.14	36.00
La_2O_3	1.06	7.75	5.90	9.65	37.00
Nd_2O_3	0.52	27.00	14.85	32.32	56.75
Pr_2O_3	0.16	27.00	14.75	31.69	55.75
Sm_2O_3	0.088	4.50	4.50	8.00	33.25
Gd_2O_3	0.045	9.75	6.50	11.45	40.00
Y_2O_3	0.032	15.25	13.50	13.50	34.50
Eu_2O_3	0.021	475.00	465.00	551.25	585.00
Dy_2O_3	0.018	110.00	105.00	195.00	288.00
Tb_2O_3	0.0075	650.00	350.00	494.37	595.00
Others	0.0085				
TOTAL	**3.62%**				

For the purposes of the PEA, the Company has also shown a case that uses a 25% increase from the three-year trailing average prices used in the Base Case scenario. The Company believes these may more realistically reflect long-term pricing for REO based on market outlook information available at this time. As with the recent pricing for REO, there is no certainty these prices will be maintained for the duration of the operating life of the Bear Lodge Project.

Bear Lodge – Capital Costs

Capital cost estimates for the Bear Lodge project are lower than many other rare-earth projects for two principal reasons: 1) infrastructure in the project vicinity is already well established with an excellent road and highway system, nearby railroads, nearby power lines, an available water source, and skilled labor within several local communities; and 2) the metallurgical pre-concentration of rare-earth minerals is a very simple and low-cost process that upgrades the mineralized material for further hydrometallurgical concentration.

The capital cost estimate for the base-case production is $87 million in construction capital and $88 million in sustaining capital. This scenario involves development of the Bull Hill deposit at a mining rate of 1000 tons per day (tpd) or 360,000 tons per year (tpy). Operating costs for the project are estimated at $213 per ton of material milled, with the most significant single cost being reagent consumption in hydrometallurgical processing. The model assumes mining by open pit methods and processing of the mineralized material on site to produce mineral preconcentrates by crushing, attritioning with water, and size separation methods. REE recoveries of 90% are assumed for the mineral preconcentration based on preliminary bench-scale testwork, however these results have yet to be confirmed with pilot-scale tests. The model further assumes construction of a hydrometallurgical plant near the mine site where there is access to low-cost power (estimated at approximately 3 cents per kwh) for the processing of the REE mineral concentrates in order to produce a bulk mixed rare-earth concentrate. Metallurgical recovery to a concentrate is estimated at 90% from the preconcentrate, for overall recoveries of 90% times 90% or approximately 80% into the concentrate. All of these process stages are being tested currently for optimization and reduction of operating costs, and significant progress is being made with potential reduction of reagent costs.

Further testwork is ongoing to extract and separate individual rare-earth oxide products to 99+% purity levels. The Company's ultimate goal is the production and sale of individual high-purity rare-earth oxides (REO), which would require additional capital costs.

Bear Lodge – REO Distribution

The REE mineral resources at Bear Lodge are of potentially significant interest to the market because of their relatively high proportions of contained neodymium, praseodymium, europium, dysprosium and terbium. Demand is increasing for these elements in the magnet production and other industries, but they typically occur in lower concentrations in the majority of known REE deposits.

Table 6 REO Distribution in Oxide Zone of the Bear Lodge Deposits

Element	Ce	La	Nd	Pr	Sm	Gd	Y	Eu	Dy	Tb	Er	Yb	Lu	Ho	Tm
Assay REO %	1.66	1.06	0.52	0.16	0.088	0.045	0.032	0.021	0.018	0.0075	0.0020	0.0012	0.00016	0.00100	0.00015
Distribution Oxide %	45.86	29.28	14.36	4.42	2.43	1.24	0.88	0.58	0.50	0.21	0.055	0.033	0.004	0.027	0.004
Relative Value %	15.5	20.4	25.4	7.7	1.1	0.8	0.6	17.5	5.3	5.6	-	-	-	-	-

Total Assay REO% = 3.62% for oxide zone mineralization; Ce - cerium, La - lanthanum, Nd - neodymium, Pr - praseodymium, Sm - samarium, Gd - gadolinium, Y - yttrium, Eu - europium, Dy - dysprosium, Tb - terbium, Er - erbium, Yb - ytterbium, Lu - lutetium, Ho - holmium, Tm - thulium.

Bear Lodge – PEA Summary

The results of the PEA demonstrate that the Bear Lodge REE project can achieve acceptable after-tax returns on invested capital and therefore warrants further investment to advance the project to a prefeasibilty level of analysis. Increased rates of return are potentially achievable through any combination of higher prices, increased product sales, higher mineral resource/reserve grades, lower operating costs, or higher metal recoveries.

Boyd recommends that the Bear Lodge project proceed to a Preliminary Feasibility level analysis. The recommended work includes completion of bulk sampling, pilot plant testing, further drilling of the Bull Hill SW and NW deposits to upgrade more of the REE mineral resources to Measured or Indicated categories of confidence, REO extraction and separation testwork on both the Bull Hill SW and NW deposits, environmental studies, mine permitting, and continuing community engagement.

The estimated cost of this work program is $15 million with the work to be conducted in two phases. Phase 1 comprises of preparation of an updated mineral resources estimate that includes 2010 drilling results, continued metallurgical testing, and a pilot plant test, which is anticipated to start in the spring of 2011. Phase 1 would include work to be conducted on samples and analyses from the 2010 drilling program. Phase 2 will include another drilling program for further mineral resource expansion, mineral resource definition, and collection of metallurgical samples that will be used in a subsequent full feasibility study. The Phase 2 program will then proceed to more detailed metallurgical testwork and engineering studies, leading to final process design and commercial testing, market studies, environmental studies and mine permitting, community consultation, engineering design, and economic modeling. Phase 2 work is planned to commence in the late spring of 2011, subject to positive results from Phase 1.

Risks & Opportunities

The principal risks for the Bear Lode project are identified as follows:
1. Permitting and regulatory timelines and outcomes;
2. Changes in metallurgical recoveries as testwork continues;
3. Future pricing of REO;
4. Changes to capital and operating costs as studies continue.

The principal opportunities for the project are identified as follows:
1. Drilling in 2010 has intersected significant grades of REO outside the limits of the mineral resources used in the PEA, which could result in increased mineral resources and potentially extend the mine life and/or support a higher production level.
2. Optimization work is advancing and has had some success in developing a more cost-effective and efficient metallurgical processing method than that included in this Scoping Study by Rare Element for the Bull Hill area mineralization, which information was not available in time for this Study.
3. Hydrometallurgical tests for extraction and separation of individual rare-earth oxides is progressing, and the ultimate goal is the production and sale of high-purity oxides of neodymium, praseodymium, dysprosium, terbium, europium, lanthanum, cerium, and other REO.
4. Drilling has encountered large areas of low-grade (1.0-1.5% REO) oxide mineralization adjacent to the higher grade dikes. These areas are not included in the mineral resource estimates and will be the subject of some drilling and metallurgical testing to determine if the material can be upgraded with a simple inexpensive process of screening or screening and washing.

Qualified Persons

Michael P. Richardson, P.E. is the independent qualified person from John T. Boyd Company responsible for the Preliminary Economic Assessment as well as mine planning, capital and operating cost estimation, and developing the economic models. He also reviewed and approved this section titled "Preliminary Economic Assessment" as well as all sections of the PEA filed on www.sedar.com. Alan C. Noble, P.E. of Ore Reserves Engineering, is the independent qualified person responsible for mineral resource estimation. Dr. Ron Roman, P.E. of Mountain State R&D International is the metallurgical engineer and an independent qualified person responsible for the metallurgy, process development, and estimation of the mill capital and operating costs. Dr. James G. Clark, L.Geo., who has direct experience with the project dating back to 1986, is responsible for the geologic, drilling, and sampling data on behalf of the Company. These data and descriptions were reviewed and approved by Mr. Richardson. The full PEA is accessible on SEDAR and the Executive Summary is available on the Company's website.

Recent Updates

The Company completed its 2010 rare-earth core drilling program and announced encouraging rare-earth element assay results on September 15, 2010, November 9, 2010, January 10, 2011, February 7, 2011 and April 6, 2011.

The 2010 core drilling program included the Bull Hill SW mineral resource area, the Bull Hill NW mineral resource area and the Whitetail Ridge target area. The Whitetail Ridge results were marked by potentially significant gold mineralization in addition to the targeted REE mineralization. Select REE assay intervals were also reported from two reverse circulation (RC) drill holes completed during the Company's 2010 Sundance gold exploration program, indicating that REE mineralization is present in two of the gold targeted drill holes 360 meters from the Whitetail Ridge.

An NI 43-101-compliant mineral resource estimated for the Bull Hill SW and Bull Hill NW mineral resource areas was completed in May 2010, and the complete results from the 2010 drilling program will be incorporated into an updated NI 43-101 compliant mineral resource model scheduled for release during the second quarter of 2011. The objectives of the 2010 drilling program were to expand the Bull Hill SW oxide mineral resource and upgrade the mineral resource category, and to explore for additional REE mineral resources at Bull Hill NW and Whitetail Ridge target areas.

The Company has hired a government and community affairs specialist, Mr. George G. Byers as VP Government and Community Affairs, to advance project development activities on the Bear Lodge REE Project. With the guidance of Mr. Byers, the Company has initiated a program to educate federal, state, and local government officials and community leaders about the quality and quantity of the Bear Lodge rare-earth mineral resources, and about its exceptional exploration and development potential.

The Company has hired Jaye T. Pickarts, P.E. as Chief Operating Officer (COO) of the Company. Mr. Pickarts' primary focus will be to lead the technical team in advancing the Company's Bear Lodge REE project through the development phase and into production. Mr. Pickarts' primary responsibilities will be to coordinate all of the following activities: mine planning, mineral processing and hydrometallurgical studies, environmental baseline assessment and permitting studies, other engineering studies, and completion of the Pre-Feasibility Study. Successful completion of these studies with positive results will allow the project to advance to Feasibility Study stage and further the project's development.

Dr. James G. Clark, L.Geo, the Company's Vice President of Exploration, assisted by Dr. Ellen Leavitt, both qualified persons for the purposes of NI 43-101, lead the Bear Lodge REE Project exploration program.

During the nine months ended March 31, 2011, the Company incurred $5,677,048 in exploration expenditures on the Bear Lodge REE Project. As of at March 31, 2011, the Company had incurred a total of $10,011,062 (June 30, 2010 - $4,334,014) on exploration work at the Bear Lodge REE Project.

	Balance June 30, 2009	Expenditures	Balance June 30, 2010	Expenditures	Balance March 31, 2011
Bear Lodge REE Project					
Exploration expenditures:					
Assays	$ 29,947	$ 251,038	$ 280,985	$ 594,777	$ 875,762
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	52,166	52,166	3,248	55,413
Drilling	734,672	1,190,955	1,925,627	2,643,497	4,569,125
Engineering consulting	-	131,207	131,207	567,076	698,283
Environmental costs	-	12,503	12,503	179,211	191,714
Geochemistry	-	74,072	74,072	54,881	128,953
Geological consulting	438,759	570,752	1,009,511	763,828	1,773,340
Geophysical	300	-	300	13,200	13,500
Field supplies	-	923	923	24,611	25,533
Land & claims	-	17,111	17,111	130,867	147,978
Metallurgical testing	155,030	306,378	461,408	357,292	818,700
Overhead expenses	13,524	34,531	48,055	90,226	138,282
Pre-feasibility study	-	-	-	10,747	10,747
Permitting	-	11,103	11,103	43,915	55,018
Property holding costs	40,721	-	40,721	-	40,721
Resource estimation	-	47,478	47,478	14,407	61,885
Scoping study	-	-	-	86,354	86,354
Staking	17,949	-	17,949	-	17,949
Survey	34,338	6,187	40,525	14,624	55,148
Travel expenses	24,418	18,114	42,532	54,067	96,599
Wages	99,734	-	99,734	30,220	129,954
Total expenditures on Bear Lodge REE Project	$ 1,609,496	$ 2,724,518	$ 4,334,014	$ 5,677,048	$ 10,011,062

3(b) Bear Lodge Property (Wyoming, USA) – Sundance Project

Location and Ownership

The Sundance Project is located in the Bear Lodge Property. In June 2006, the Company's wholly owned subsidiary, Rare Element Resources, Inc. and Newmont signed an option agreement to establish a gold exploration venture on the Company's Bear Lodge, Wyoming, property (the "Venture" or the "Sundance Gold Project"). In May 2010, Newmont terminated its option and the Company maintained its 100% interest in the mineral potential of the entire property. In addition, 327 contiguous claims wholly-owned by Newmont outside the Venture were transferred to the Company. In consideration for transferring its claims, Newmont was granted a right-of-first-refusal on all claims sold or disposed, excluding those containing rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the claims transferred to the Company by Newmont. This agreement honors an arrangement between Newmont and Bronco Creek Exploration Company ("Bronco Creek") on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a set limit, on these claims.

The Bear Lodge Property, with the additional claims, now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the withdrawal agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (Venture area) is free of royalties.

Mineral Resources

The Company reported an NI 43-101-compliant inferred mineral resource estimate for the Sundance gold project on March 15, 2011. The gold mineral resource estimate was prepared by Ore Reserves Engineering (O.R.E.) of Lakewood, Colorado.

Drill-hole Database Compilation and Mineral Resource Estimation

Following compilation of the Sundance drill-hole database, O.R.E. analyzed the data to determine the size, shape, and internal continuity of the three principal gold deposits in order to calculate inferred mineral resources. Alan C. Noble, P.E., is the Principal Engineer of O.R.E. and is an independent Qualified Person for the purpose of Canadian NI 43-101, Standards of Disclosure for Mineral Projects. These wireframe models will also be utilized to design the optimal placement of new drill holes to be completed in 2011.

The East and West Breccias of the Smith deposit were discovered by FMC (1982-1986), and subsequently explored by International Curator and Coca Mines. In 1991, Coca estimated a historical mineral resource of 8.2 million tons (7.4 million metric tonnes) at a grade of 0.02 ounces of gold per ton (0.68 g/t) (not NI 43-101compliant) for the two deposits. The Company is not treating the historical estimate as NI 43-101 defined mineral resources verified by a qualified person, and the historical estimate should not be relied upon. The new O.R.E. mineral resource estimate updates this historical mineral resource to the current standards and incorporates the drilling done during the past several years by Rare Element Resources and Newmont Mining Company. The new Smith mineral resource includes 25.2 million tonnes grading 0.50 ounces of gold/tonne at a cutoff of 0.15 opt (Table 1). Mineral resource estimates for the Taylor and Carbon areas are also shown in Table 1.

Table 1: Inferred gold mineral resources estimated by O.R.E. for the Sundance project

Deposit	Price (US$)	Cutoff (g Au/t)	Tonnes (1000's)	Gold Grade (g Au/t)	Contained Ounces Gold (1000's)	Waste Tonnes (1000's)	Stripping Ratio
Carbon	800	0.2	4,600	0.44	65	1,600	0.35
Carbon	1000	0.15	7,500	0.38	92	2,600	0.35
Carbon	**1200**	**0.15**	**11,600**	**0.34**	**127**	**5,200**	**0.45**
Carbon	1400	0.15	13,100	0.33	138	6,600	0.50
Smith	800	0.2	10,900	0.54	189	10,000	0.92
Smith	1000	0.15	16,300	0.50	262	18,400	1.13
Smith	**1200**	**0.15**	**25,200**	**0.50**	**408**	**49,200**	**1.95**
Smith	1400	0.15	27,200	0.51	443	59,500	2.19
Taylor	800	0.2	20,800	0.46	310	5,100	0.25
Taylor	1000	0.15	26,600	0.42	360	5,600	0.21
Taylor	**1200**	**0.15**	**32,400**	**0.40**	**412**	**9,800**	**0.30**
Taylor	1400	0.15	34,900	0.39	434	13,300	0.38
Total	800	0.2	36,300	0.48	564	16,800	0.46
Total	1000	0.15	50,400	0.44	714	26,600	0.53
Total	**1200**	**0.15**	**69,300**	**0.42**	**947**	**64,200**	**0.93**
Total	1400	0.15	75,100	0.42	1,016	79,400	1.06

Notes
- The base case is chosen at an assumed gold price of US$1200 per ounce.
- Mineral resources are estimated using inverse-distance-power (IDP) estimation within 3-dimensional wireframe models based on the geologic interpretation and continuous mineralization above an approximate 0.05 ppm Au cutoff grade. Drill holes were composited to 5-meter intervals for mineral resource estimation and were capped, after compositing, at 3 ppm Au for all deposits except for Smith, which was capped at 5 ppm Au.
- All mineral resources are classified as inferred mineral resource as defined by CIM and referenced in NI 43-101.
- Floating cone studies at a range of gold prices are used to demonstrate the potential for economic extraction of the mineral resource. The floating cone studies are not considered to be an economic study and should not be relied upon as an economic study.
- Floating cone parameters include: Pit slope of 42 degrees, Mining Cost of $2/tonne ore and $1.75/tonne waste, processing and pad costs of $2.50/tonne ore, G&A costs of $0.50/tonne ore, and gold recovery of 65%. These parameters are believed to be reasonable, order-of-magnitude estimates for a low-cost, run-of-mine, heap leaching operation.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution. These mineral resource estimates are in the inferred mineral resource category. Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be

categorized as mineral reserves, however they are allowed to be included in a preliminary economic assessment. There is also no certainty that these inferred mineral resources will be converted to measured and indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Drill-hole Results from the 2010 Program

The Company announced assay results from the 2010 rotary (reverse circulation) drill program in three previous press releases (dated September 21 and November 15, 2010 and January 3, 2011). Thirty-four rotary drill holes containing 21,605 feet (6,585 m) were drilled during 2010 on near-surface targets within oxide zone mineralization at the Smith, Carbon, and Taylor target areas (Figure 1). Significant intercepts from the 2010 program are listed in Table 2. Gold exploration activity during 2010 focused on: 1) detailed definition of known gold-mineralized targets with in-fill drilling, 2) step-off drilling from known mineralization, and 3) discovery of gold mineralization in new peripheral gold targets.

Figure 1: Plan map showing the location of the Smith, Carbon, and Taylor gold target areas within part of Rare Element Resources' Sundance Property. The gold targets surround the Bull Hill REE deposit. The drill hole collars from the 2010 program are shown in yellow. Drill-indicated gold-mineralized areas that contain greater than 300 ppb (>0.3 g/t) gold for each target area are shown as ruled polygons.



Smith Gold Target

Highlights of the drilling program at Smith include the following gold assay results:
- SUN 60 85.4 m @ 0.89 g/t, including 44.2 m @ 1.3 g/t
- SUN 62 143.3 m @ 0.74 g/t, including 15.2 m @ 1.6 g/t
  and 15.2 m @ 1.4 g/t
- SUN 64 77.7 m @ 0.66 g/t, including 7.6 m @ 1.7 g/t

Carbon Gold Target

Highlights of the drilling program at Carbon include the following gold assay results:

- SUN-071 of 0.52 g/t Au over 68.3m (includes 0.96 g/t over 12.2m)
- SUN-072 of 0.59 g/t Au over 79.3m
- SUN-077 of 0.41 g/t Au over 51.8m

Taylor Gold Target

Highlights of the drilling program at Taylor include the following gold assay results:

- SUN-085 - 0.56 g/t over 71.6m.
- SUN-089 - 0.67 g/t over 137.2m (includes 3.05 g/t over 12.2m)
- SUN-090 - 0.67 g/t Au over 192.1m (includes 1.34 g/t Au over 62.5m from the surface)
- SUN-091 - 0.45 g/t over 56.4m
- SUN-092 - 0.42 g/t over 64.0m

Quality Assurance

The mineral resource estimate was completed by Mr. Alan C. Noble, P.E., principal engineer of Ore Reserves Engineering, and is based on geological interpretations supplied by the Company to ORE and subsequently modified by ORE. Mr. Noble is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.

The Rare Element Resources' field programs were carried out under the supervision of Dr. James G. Clark, LGeo, the Company's Vice President of Exploration and a qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators. Dr. Clark has direct experience with the project dating back to 1986. Mr. John Ray, who has experience with the gold project continuously from 2004 through 2010, managed the geological, drilling, and sampling program on the Sundance gold project during this period of time.

A detailed QA/QC program was implemented by the Company for the 2010 drill program. The 2009 QA/QC program was organized by Dr. Jeffrey Jaacks. Dr. Jaacks, Dr. Clark, and Mr. Ray have verified the 2010 sampling procedures and QA/QC data delivered to ORE. They share the opinion that the data are of good quality and suitable for use in the mineral resource estimate.

Table 2: Summary of significant gold mineralization in 2010 drill holes

| Hole # | TD, ft | Prospect | | | Intercepts >20ft and >0.40 g/t Au | | | | | |
					From, ft	To, ft	Length (ft)	Length (m)	Grade, g/t Au	G-T = Gram * thickness (m)
SUN-059	600	Smith NW			55	95	40	12.2	0.40	4.8
SUN-060	500	Smith NW			220	500	280	85.4	0.89	75.8
		includes 1261 ppb/145' (240-385')								
SUN-061	690	Smith NW			10	40	30	9.1	0.47	4.3
					100	130	30	9.1	0.41	3.8
					445	465	20	6.1	0.51	3.1
SUN-062	900	Smith Central			430	900	470	143.3	0.74	105.6
		includes 1632 ppb/50' (520-570')								
		and 1441 ppb/50' (830-880')								
SUN-063	600	Smith Central								
SUN-064	600	Smith SE			130	385	255	77.7	0.66	51.1
		includes 1668 ppb/25' (245-270')								
					565	585	20	6.1	0.49	3.0
SUN-065	930	Smith Central								
					100	145	45	13.7	0.62	8.5
					655	675	20	6.1	0.42	2.6
					785	850	65	19.8	0.50	9.9
					910	930	20	6.1	0.48	3.0
SUN-066	600	Smith SE			550	575	25	7.6	0.60	4.6
SUN-067	650	Smith SE								
SUN-068	855	Smith SE			615	635	20	6.1	0.48	2.9
					815	845	30	9.1	0.61	5.6
SUN-069	720	Smith East			425	515	90	27.4	0.49	13.4
		includes 887 ppb/30' (450-480')								
SUN-070	700	Smith East								
SUN-071	950	Carbon North			20	245	225	68.6	0.52	35.5
		includes 962 ppb/40' (30-70')								
SUN-072	900	Carbon North			35	295	260	79.3	0.59	46.5
SUN-073	760	Carbon North								
SUN-074	360	Carbon South								
SUN-075	680	Carbon South								
SUN-076	615	Carbon South								
SUN-077	600	Carbon East			260	430	170	51.8	0.41	21.1
					560	580	20	6.1	0.71	4.3
SUN-078	800	Mitten			625	655	30	9.1	0.42	3.9
SUN-079	775	Carbon Southwest			200	225	25	7.6	0.55	4.2
SUN-080	580	Carbon Northwest								
SUN-081	210	Old Baldy								
SUN-082	300	Old Baldy								
SUN-083	500	Carbon North								
SUN-084	500	Carbon North			150	240	90	27.4	0.47	12.8
SUN-085	700	Taylor North			0	235	235	71.6	0.56	40.3
SUN-086	620	Taylor North			0	70	70	21.3	0.44	9.3
					85	105	20	6.1	0.40	2.5
					140	190	50	15.2	0.41	6.2
					215	235	20	6.1	0.42	2.6
					270	290	20	6.1	0.74	4.5
					315	335	20	6.1	0.48	2.9
					360	390	30	9.1	0.69	6.3
					440	460	20	6.1	0.66	4.0
SUN-087	600	Taylor North			65	155	90	27.4	0.41	11.3
					370	390	20	6.1	0.40	2.4
SUN-089	560	Taylor North			110	560	450	137.2	0.67	92.3
		includes 996 ppb/45' (195-240')								
		includes 3046 ppb/40' (515-555')								
SUN-090	630	Taylor North			0	630	630	192.1	0.59	114.1
		includes 1340 ppb/205' (0-205')								
SUN-091	600	Taylor North			200	385	185	56.4	0.45	25.2
SUN-092	360	Taylor North			0	210	210	64.0	0.42	26.8

Recent Updates

During the nine months ended March 31, 2011, the Company incurred $1,021,285 in exploration expenditures on the Sundance Gold Project. As of at March 31, 2011, the Company had incurred a total of $1,117,998 (June 30, 2010 - $96,713) in exploration work at Sundance Gold Project, in addition to Newmont's expenditures of $2.85 million over four years.

	Balance June 30, 2009	Expenditures	Balance June 30, 2010	Expenditures	Balance March 31, 2011
Sundance Gold Project					
Property acquisition costs	$ -	$ 27,000	$ 27,000	$ -	$ 27,000
Exploration expenditures:					
Assays	-	-	-	131,240	131,240
Camp	-	-	-	620	620
Drilling	-	4,148	4,148	463,372	467,520
Engineering consulting	-	2,050	2,050	25,750	27,800
Environmental costs	-	-	-	1,375	1,375
Geochemistry	-	800	800	17,390	18,190
Geological consulting	-	53,253	53,253	263,730	316,983
Geophysical	-	-	-	13,200	13,200
Field supplies	-	1,438	1,438	12,748	14,186
Land & claims	-	3,080	3,080	7,235	10,315
Overhead expenses	-	2,290	2,290	36,078	38,368
Permitting	-	2,654	2,654	-	2,654
Resource estimation	-	-	-	37,667	37,667
Survey	-	-	-	3,647	3,647
Travel	-	-	-	7,233	7,233
Total expenditures on Sundance Gold Project	$ -	$ 96,713	$ 96,713	$ 1,021,285	$ 1,117,998

Upcoming / Outlook

The Company's plans for 2011 include completion of metallurgical tests of the Smith deposit mineralized rock, continuation of geochemical and structural reviews, conducting a limited geophysical survey, and rotary and core drilling to define the lateral limits of known gold mineral resources at Smith, Taylor, and Carbon, which are open in several directions, as well as deeper and outlying targets.

The new mineral resources estimate will be used to guide a subsequent planned drilling program. The Company's 2011 exploration program will focus on expanding zones of greater than 1 g Au/t mineralization to enhance future economic evaluations. This mineral resource is provided for information and the Company believes that subsequent work on the gold targets may provide an asset that has the potential to substantially increase in size and value to the Company in the future.

3(c) Eden Lake Property (Manitoba, Canada)

Location and Ownership

On October 30, 2009, the Company acquired 100% of the Eden Lake rare-earth-elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares.

The underlying owner, Strider Resources Limited, retains a 3% NSR royalty with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders' fees of 20,000 common shares were issued to two unrelated parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

On February 23, 2010, the Company granted Medallion Resources Ltd. ("Medallion") an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (200,000 shares were received) and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period. On October 7, 2010, the Company and Medallion agreed to postpone $50,000 CDN cash payment to no later than July 14, 2011. In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion will be the operator of the exploration program during the option period.

Recent Updates

In December 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February 2010 Medallion received the basic data and initial interpretation of it.

	Balance June 30, 2009	Expenditures	Balance June 30, 2010	Expenditures	Balance March 31, 2011
Eden Lake Property					
Property acquisition costs	$ -	$ 1,007,251	$ 1,007,251	$ -	$ 1,007,251
Option proceeds	-	(48,070)	(48,070)	(44,707)	(92,777)
Foreign exchange movement	-	-	-	94,910	94,910
Total expenditures on Eden Lake property	$ -	$ 959,181	$ 959,181	$ 47,466	$ 1,006,647

3(d) Nuiklavik Property (Labrador, Canada)

Location and Ownership

On January 6, 2010, the Company acquired from Altius Minerals Corp. ("Altius") a 100% interest in 584 mineral claims with rare-earth-element potential located in central Labrador, Canada for a payment of 200,000 shares (issued on January 12, 2010).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN. The Company plans to find a partner to explore the Nuiklavik property.

Recent Updates

The Company deposited $203,659 with Newfoundland Exchequer as a security deposit on the fourth year exploration expenditures requirements for the same amount to be completed in 2011.

	Balance June 30, 2009	Expenditures	Balance June 30, 2010	Expenditures	Balance March 31, 2011
Nuiklavik Property					
Property acquisition costs	$ -	$ 725,187	$ 725,187	$ -	$ 725,187
Foreign exchange movement	-	-	-	46,121	46,121
Total expenditures on Nuiklavik property	$ -	$ 725,187	$ 725,187	$ 46,121	$ 771,308

4. Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company's Form 20-F filed on November 1, 2010 available on the Company's website at www.rareelementresources.com.

The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral-exploration activities will be successful. The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The exploration of mineral resources on federal lands in the United States is subject to a comprehensive review, approval and permitting process that involved various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company's claims can be obtained in a timely or cost-effective manner. The US Congress may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

All of the Company's short- to medium-term operating and exploration cash flow must be derived from external financing. Actual funding may vary from what is planned due to a number of factors including the progress of exploration on its current properties. Should changes in equity-market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration-property holdings to prioritize project expenditures based on funding availability.

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

The Company's operations in the United States and financing activities in Canada make it subject to foreign-currency fluctuations and such fluctuations may materially affect its financial position and results.

5. Impairment of Long-lived Assets

The Company completed an impairment analysis as at March 31, 2011, which considered the indicators of impairment in accordance with IAS 36, "*Impairment of Assets*".

Management concluded that no impairment charge was required because:
- there have been no significant changes in the legal factors or climate that affects the value of the properties;
- all property rights remain in good standing;
- the recent increase in prices in the rare-earth elements and gold;
- exploration results continue to be positive for both the Bear Lodge REE Project and the Sundance Gold Project;
- the rare-earth elements mineral resource was recently increased;
- the Company intends to continue its exploration and development plans on its Bear Lodge REE Project and the Sundance Gold Project; and
- Medallion is optioning in to the Eden Lake Property and the Company is actively looking for a partner for the Nuiklavik Property.

6. Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008
	Under IFRS	Under Cdn GAAP	Under Cdn GAAP
	$	$	$
Total revenues	40,163	17,492	29,786
General and administrative expenses	2,258,207	1,271,679	883,652
Loss for the year	(2,218,044)	(1,254,187)	(853,866)
Loss per share – basic and diluted	(0.08)	(0.05)	(0.04)
Total assets	17,814,634	4,034,219	3,394,225
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

6(b) Summary of Quarterly Results

The following is a summary of the Company's financial results for the last eight quarters:

Expressed In $	Mar 11 Quarter	Dec 10 Quarter	Sep 10 Quarter	June 10 Quarter	Mar 10 Quarter (Restated)	Dec 09 Quarter (Restated)	Sep 09 Quarter	June 09 Quarter
	Under IFRS						Under Cdn GAAP	
Total revenue	261,459	46,060	25,120	17,119	5,417	8,657	8,970	9,725
Net loss	(3,001,373)	(806,474)	(675,740)	(740,569)	(438,596)	(493,957)	(545,193)	(284,543)
Loss per share – basic and diluted	(0.07)	(0.02)	(0.03)	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)
Total assets	87,666,557	79,653,231	20,642,093	17,814,634	10,203,324	9,559,716	8,707,704	4,034,219
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

6(c) Review of Operations and Financial Results

Results of Operations for the three months ended March 31, 2011 compared to the three months ended March 31, 2010

The net loss for the third quarter of fiscal 2011 totaled $3,001,373 compared to loss of $438,596 in the same period of fiscal 2010, an increase of $2,562,778. The basic and diluted losses per share were $0.07 in the three months ended March 31, 2011 and $0.01 in compared period.

Interest income totaled $261,459 (2010 - $5,417) for the three months ended March 31, 2011 as a result of interest earned on the funds that the Company held in financial institutions.

The total general and administrative costs were $3,262,832 for the three months ended March 31, 2011 and $444,012 for the comparable period, an increase of $2,818,820. The major increase was in share-based payment expense totaling $2,668,719 in the third quarter of 2011 due to options vesting in the period compared to $150,592 in 2010. The other increases were in: (a) consulting fees of $59,726 and management fees of $52,652 due to bonuses paid to two officers of the Company; (b) investor relations and shareholders' communication fees of $51,064 as the Company was actively keeping the shareholders and potential investors

informed about the Company's progress; (c) transfer and listing fees of $68,171 and audit and legal fees of $20,489 as a result of the Company listing on the AMEX and filing Form 20F.

During the three months ended March 31, 2011, the Company recognized a gain on foreign exchange differences on translation of foreign operations of $2,312,009 (2010 – $139,511) and $31,100 (2010 - $Nil) of unrealized loss on available-for-sale marketable securities and investments due to a decrease in fair market values. As a result, $720,464 comprehensive loss was recognized in the third quarter of fiscal 2011 versus $299,084 comprehensive loss recorded in the third quarter during fiscal 2010.

Results of Operations for the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010

The net loss for the nine months ended March 31, 2011, totaled $4,483,587 compared to loss of $1,447,745 for the same period in 2010. The basic and diluted losses per share were $0.12 and $0.04, respectively.

Interest income was $332,639 for the nine months ended March 31, 2011 and $23,044 for the same period in 2010 as a result of interest earned on the funds that the Company held in financial institutions.

Excluding the non-cash share-based payment expense of $3,423,816 in 2011 and $580,273 in 2010, depreciation expenses of $9,433 in 2011 and $5,172 in 2010, the foreign exchange loss due to operations of $26,269 in 2011 and $44,169 in 2010, total general and administrative costs were $1,356,708 for the nine months ended March 31, 2011 and $871,175 for the same period in 2010. Operating expenses increased by $485,533 due to increased costs in audit, legal, investor relations and shareholders' communication and transfer agent and filing fees as the Company listed on the NYSE-AMEX. Other administrative expenditures varied over the periods but the overall effect of the variance was not significant.

Due to an exchange gain on translation of foreign operations of $3,895,131 (2010 - $451,533) and a $29,331 (2010 - $Nil) unrealized gain on available-for-sale marketable securities and investments due to an increase in fair market values as of March 31, 2011, the Company recognized $559,125 comprehensive loss during the nine months ended March 31, 2011 (2010 - $1,026,212).

6(d) Liquidity and Capital Resources

The Company's working capital as at March 31, 2011 was $73,589,833 (June 30, 2010 - $11,126,921). As at March 31, 2011, cash totaled $73,523,043, an increase of $62,062,567 from $11,460,476 as at June 30, 2010.

On December 22, 2010, the Company closed a short-form prospectus offering for gross proceeds of $57,546,000 CDN. The financing consisted of 6,394,000 common shares at a price of $9.00 CDN per share. The Company paid $3,452,760 CDN ($3,417,304) cash commission and issued 383,640 broker's warrants. Each broker's warrant excisable into one common share of the Company at an exercise price of $9.00 CDN per share until December 22, 2012. A total of $3,911,083 was incurred for share issue costs, including the cash commission paid.

In addition, during the nine-month period ending March 31, 2011, 3,745,046 warrants, 1,371,500 options, and 151,890 agent's options were exercised for gross proceeds of $14,256,977.

The Company spent $6,867,794 on exploration activities, $311,750 on additional reclamation bond, and $206,271 on long-term investments. The Company also spent $1,212,476 on its operating activities.

$3,747,246 was also recorded as an increase in cash and cash equivalents due to the exchange rate changes on cash held in Canadian dollars.

Management estimates that the current cash position and future cash flows from warrants and options and potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans through 2012.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & outstanding	Share Capital Amount
June 30, 2010	32,142,737	$19,003,005
March 31, 2011	43,805,173	$88,533,530
May 16, 2011	43,871,173	$88,690,546

As at March 31, 2011, the Company had 3,252,500 stock options outstanding with exercise prices ranging from $0.55 CDN to $15.16 CDN expiring from April 28, 2011 to March 16, 2016. During the nine months ended March 31, 2011, a total of 1,371,500 options were exercised at weighted average exercise price of $0.89 CDN for gross proceeds of $1,146,721. A fair value of $799,099 was recognized on these exercised options. Subsequent to March 31, 2011, 66,000 options were exercised for gross proceeds of $81,540 CDN. If all the remaining outstanding options were exercised, the Company's available cash would increase by $19,415,580 CDN.

During the nine months ended March 31, 2011, 151,890 agent's options were exercised at $3.50 CDN for proceeds of $511,520. A fair value of $310,988 was recognized on these exercised agent's options. During the same period, 3,677,909 warrants ranging from $1.00 CDN and $4.75 were exercised for proceeds of $12,002,238. A fair value of $3,451,784 was recognized on these exercised warrants. Another 67,137 agents' warrants at $9.00 CDN were exercised during the nine months ended March 31, 2011 for $596,498 and a fair value of $414,705 was also recognized.

As at March 31, 2011, the Company had 119,287 warrants at $4.75 CDN and 316,503 agents' warrants at $9.00 CDN outstanding expiring on April 13, 2012 and December 22, 2012, respectively. If all the remaining outstanding warrants and agents' warrants were exercised, the Company's available cash would increase by $3,415,140 CDN.

As of date of this MD&A, there were 43,871,173 common shares issued and outstanding and 47,493,463 common shares outstanding on a diluted basis.

The deficit totaled $12,079,193 as at March 31, 2011 (June 30, 2010 - $7,595,606). The increase is the result of the net loss of $4,483,587 for the nine months ended March 31, 2011.

6(f) Environmental Provisions

An environmental provision of $100,540 was recognised in the period ended March 31, 2011 for the Company's current obligations to reclaim areas used for exploring the Bear Lodge Property.

6(g) Potential Environmental Contingency

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred is uncertain.

6(h) Off-Balance Sheet Arrangements

None.

6(i) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended March 31, 2011

	Short-term employee benefit	Other long-term benefit	Termination benefits	Share-based Payments [a]	Total
Key management personnel	$225,485	n/a	(b)	$3,366,032	$3,591,517
Pacific Opportunity Capital Ltd.[c]	$254,376	n/a	n/a	Nil	$254,376

For the nine months ended March 31, 2010

	Short-term employee benefit	Other long-term benefit	Termination benefits	Share-based payments [a]	Total
Key management personnel	$111,863	n/a	(b)	Nil	$111,863
Pacific Opportunity Capital Ltd.[c]	$92,812	n/a	n/a	Nil	$92,812

(a) Comprised of options granted pursuant to the Company's stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.
(b) Under the terms of the management consulting agreement between the Company and Donald E. Ranta, Dr. Ranta is entitled to a payment equal to 3 months remuneration in the event Dr. Ranta is terminated by the Company without notice.
(c) Pacific Opportunity Capital Ltd. ("POC"), a company controlled by the Chief Financial Officer of the Company, charged rent, accounting and management fees for an accounting and administrative team of five people during fiscal 2011 and 2010 respectively. During the nine months ended March 31, 2011, an additional $72,058 was charged for financing and marketing costs incurred by POC.

Related party assets / liabilities

	Services for	As at March 31, 2011	As at June 30, 2010
Amounts due to:			
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$21,024	$ 12,023
Amounts due from:			
Nil		-	-

6(j) Financial Instruments

The Company's operations consist of the acquisition and exploration of exploration and evaluation in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a)   Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

   (i)   Trade credit risk
         The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

   (ii) Cash and cash equivalents
         In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

   (iii) Derivative financial instruments
         As at March 31, 2011, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)   Liquidity risk

        Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

        Accounts payable and accrued liabilities are due within the current operating period.

c)   Interest rate risk

The Company's interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company's exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $423,000.

d)   Currency risk

The Company's property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company's estimated one-year exploration expenditures by $165,200.

The Company does not invest in derivatives to mitigate these risks.

6(k) Management of Capital Risk

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through 2012.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 73,523,043	-	-	$ 73,523,043
Marketable securities	66,010	-	-	66,010
Investments	217,832	-	-	217,832
	$ 73,806,885	-	-	$ 73,806,885

7. Subsequent Event

Subsequent to March 31, 2011, 66,000 stock options were exercised for total proceeds of $81,540 CDN.

8. Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The condensed consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments
- The analysis of the functional currency for each entity of the Company. In concluding that the US dollar is the functional currency of Rare Element Resources, Inc., management considered the currency that mainly influences the cost of providing goods and services in that subsidiary. The functional currency of Rare Element Resources and Holdings is Canadian dollars as management considered both the funds from financing activities and the currency in which goods and services are paid for. The Company chooses to report in US dollar as the presentation currency.
- The assessment that one of the Company's investments is long-term as the Company does not have any intention to trade within one year.

Estimates
- the recoverability of accounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;
- the carrying value of the investments and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;
- the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;
- the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;
- the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at March 31, 2011;
- the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and
- the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

9. Changes in Accounting Policies Including Initial Adoption

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board ("AcSB") confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles ("Cdn GAAP") for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These are the Company's first IFRS condensed consolidated interim financial statements for the nine-month period ended March 31, 2011 covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending June 30, 2010. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Cdn GAAP.

As stated in Note 2 of the condensed consolidated financial statements, these are the Company's first condensed consolidated interim financial statements for the nine-month period ended March 31, 2011 covered by the first annual condensed consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 of the condensed consolidated financial statements have been applied as follows:
- in preparing the condensed consolidated interim financial statements for the nine months ended March 31, 2011;
- the comparative information for the nine months ended March 31, 2010;
- the statement of financial position as at June 30, 2010; and
- the preparation of an opening IFRS statement of financial position on the Transition Date, July 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the nine months ended March 31, 2010 and the financial statements for the year ended June 30, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Cdn GAAP.

An explanation of how the transition from Cdn GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a) IFRS 1 - Business combinations
   IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 *Business Combinations* retrospectively to business combinations that occurred before the date of transition to IFRS. The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009. There is no adjustment required to the July 1, 2009's statement of financial position on the Transition Date.

(b) IFRS 2 – Share-based payment transactions
   IFRS 2 *Share-based Payment* has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

   IFRS 2, similar to Cdn GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the recognition of such expense must be done with a "graded vesting" methodology as opposed to the straight-line vesting method allowed under Cdn GAAP. In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Cdn GAAP, forfeitures of awards are recognized as they occur.

   Under IFRS graded vesting methodology, during the three months ended March 31, 2010, the Company would have recorded $150,592 as share-based payment versus $195,923 stock-based compensation under Canadian GAAP. As a result, $45,331 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

   Under IFRS graded vesting methodology, during the nine months ended March 31, 2010, the Company would have recorded $580,273 as share-based payment versus $390,277 stock-based compensation under Canadian GAAP. As a result, $189,996 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under CAGAAP. As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c) IAS 27 – Consolidated and Separate Financial Statements
In accordance with IFRS 1, if a company elects to apply IFRS 3 *Business Combinations* retrospectively, IAS 27 *Consolidated and Separate Financial Statements* must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d) IAS 23 – Borrowing Costs
IAS 23 *Borrowing costs* has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e) IAS 16 - Property, plant and equipment
IAS 16 *Property, plant and equipment* allows for property, plant and equipment to continue carried at cost less depreciation, same as under Cdn GAAP.

(f) Reclassification within Equity Section
IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its "contributed surplus" account and concluded that as at the Transition Date, the entire amount of $876,046 relates to "Equity settled employee benefit reserve". As a result, the Company believes that a reclassification would be necessary in the equity section between "Contributed surplus" and the "Equity settled employee benefit reserve" account.

For comparatives, as at March 31, 2010, the entire $1,034,653 "contributed surplus" account was reclassified into "Equity settled employee benefit reserve". Furthermore, as at June 30, 2010, $1,477,734 "contributed surplus" account was broken down into $1,166,746 "Equity settled employee benefit reserve" and $310,988 "Reserves for agents' options".

(g) Cumulative Translation differences
IFRS requires that the functional currency of each entity of the company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations. IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the July 1, 2009 financial statements on the Transition Date.

For the three months ended March 31, 2010, the foreign exchange resulting from the consolidation amounted to a gain of $139,511 resulting in increasing the current period's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

For the nine months ended March 31, 2010, the foreign exchange resulting from the consolidation amounted to a gain of $451,533 resulting in increasing the current period's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

10. Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2011 reporting period. The following standards are assessed not to have any impact on the Company's financial statements:

- IAS 24, *Related Party Disclosure*: effective for accounting periods commencing on or after January 1, 2011; and
- IFRS 9, *Financial Instruments*: effective for accounting periods commencing on or after January 1, 2013.

Conversion to United States Generally Accepted Accounting Standards "US GAAP"

Under Section 12(b) of the United States Securities Exchange Act of 1934, non-US companies must test to see if they qualify for domestic issuer status as of the last day of the second quarter of each fiscal year, and, if so, will be considered "domestic issuers" in the United States effective the beginning of the next fiscal year and must report its financial statements in accordance with US GAAP and on US domestic forms. The Company has determined that, as at December 31, 2010, it qualified to become a US domestic issuer effective July 1, 2011, and, as such, will adopt and report in US GAAP for its annual June 30, 2011 financial statements.

11. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as at March 31, 2011, as required by Canadian securities law. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of March 31, 2011, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

12. Internal Controls over Financial Reporting

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company's internal control over financial reporting during the period ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. As of March 31, 2011, the Company's internal control over financial reporting was effective.

13. Information on the Board of Directors and Management

Directors:
Donald E. Ranta, Ph.D., P.Geo
Mark T. Brown, B.Comm, C.A.
Stephen P. Quin, P.Geo
M. Norman Anderson, P. Eng
Norman W. Burmeister, P. Eng
Gregory E. McKelvey, M.S. Geol

Audit Committee members:
Gregory E. McKelvey, Stephen P. Quin and Norman W. Burmeister

Nominating, Corporate Governance and Compensation Committee members:
Gregory E. McKelvey, Stephen P. Quin, Norman W. Burmeister and M. Norman Anderson

Management:
Donald E. Ranta, B.S., M.S., Ph.D., P.Geo – Chief Executive Officer, President
Mark T. Brown, B.Comm, C.A. – Chief Financial Officer
Jaye T. Pickarts, P.E. – Chief Operating Officer
James Clark, B.S., M.S., Ph.D., L.Geo. – Vice President of Exploration
George Byers, B.A., M.U.R.P. – Vice President of Government and Community Affairs
Ellen Leavitt, Ph.D., P. Geo – Chief Geologist – REE
John Ray, B.S., M.S., P.Geo – Chief Geologist – Gold
Winnie Wong, B.Comm (Honours), C.A. – Corporate Secretary

Exhibit 99.5

NEWS RELEASE
RARE ELEMENT RESOURCES LTD
NYSE-Amex: REE & TSX-V: RES
May 16, 2011
Ref: 10-2011



Rare Element Reports Third Quarter Financial Results

Vancouver B.C. - **Rare Element Resources Ltd. (TSX-V: RES and NYSE-Amex: REE) (the "Company"** or **"Rare Element")** announced that its unaudited condensed consolidated interim financial statements and Management's Discussion and Analysis for the nine months ended March 31, 2011 have been filed on www.sedar.com. These financial statements were prepared using International Financial Reporting Standards which Rare Element early adopted as of July 1st, 2010. Note 17 in the financial statements reconciles the changes in the comparative periods from Canadian Generally Accepted Accounting Principles to International Financial Reporting Standards, which will be fully adopted in Canada in 2011.

All dollar amounts stated below are in United States dollars.

Nine Months Ended March 31, 2011 Financial Highlights:

- During the nine months ended March 31, 2011, $5,677,048 (2010 – $2,007,676) was spent on the Bear Lodge Rare-Earth Project and $1,021,285 (2010 – $nil) was spent on the Sundance Gold Project. Both projects are located on the same property position.
- Administrative expenditures, excluding the non-cash share-based payments amounted to $1,392,410 (2010 – $920,516) for the period, up 51% compared to the same period last year.
- Loss for the period was $4,483,587 (2010 – $1,477,745) or $0.12 per share (2010 – $0.04), up 203% from the same period in the prior year due to non-cash share-based payments.
- Cash and cash equivalents at March 31, 2011 were $73,523,043 (June 30, 2010 – $11,460,476), reflecting the $57.5 million financing completed in December, 2010.

Business Highlights:

- The geological team completed its 2010 rare-earth drilling and exploration program on the Bear Lodge property in November, 2010 and announced the final REE assay results on April 6, 2011. The complete results from the 2010 drilling program will be incorporated into an updated NI 43-101 compliant resource estimate scheduled for release during the second quarter of 2011. The goal for these drill-hole results is to upgrade a portion of the REE resources from the inferred category to measured and indicated and to expand the resources.
- The Company completed the NI 43-101 compliant Preliminary Economic Analysis of the Bear Lodge REE deposit (the "Technical Report") as announced on September 28, 2010 which shows that the project has an IRR of approximately 40% using historical REO concentrate prices, which have recently increased by approximately 700%. The Technical Report was prepared by independent consultant, John T. Boyd Company with the assistance of consultants Mountain States R&D International and Ore Reserves Engineering. This press

release highlights some of the information contained in the Technical Report released on November 9, 2010 and for investors to fully understand the information in this press release, they should read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this press release.

- The Company announced its first NI 43-101-compliant inferred mineral resource estimate for the 100% owned Sundance gold project in the Bear Lodge Mountains on March 15, 2011.
- Rare Element listed its common shares on the NYSE-Amex Stock Exchange under the symbol "REE" in August, 2010.

Rare Element currently has 43,871,173 common shares outstanding, and 47,493,463 common shares outstanding on a fully diluted basis. Rare Element currently has approximately US$73 million in cash and no debt.

The unaudited financial statements and management discussion and analysis are available through the Canadian securities regulatory authorities at www.sedar.com, and with the Securities and Exchange Commission at www.sec.gov. They are also available on the Company's website at www.rareelementresources.com. Hard copies of the unaudited condensed consolidated interim financial statements and notes are available, free of charge, to shareholders upon written request.

Transition to U.S. Domestic Issuer Reporting:

Effective July 1, 2011, the Company will begin filing reports with the U.S. Securities and Exchange Commission (the "SEC") as a U.S. "domestic issuer", as it is no longer a "foreign private issuer" under the applicable rules of the SEC. As a domestic issuer under U.S. securities laws, the Company will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including its annual report on Form 10-K for the fiscal year ended June 30, 2011. In addition, the Company will be required to file financial statements prepared in accordance with U.S. generally accepted accounting principles, beginning with the financial statements for the fiscal year-ended June 30, 2011 (and comparative periods).

Rare Element Resources Ltd (TSX-V: RES & NYSE-Amex: REE*)* is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD
Donald E. Ranta, PhD, PGeo, President & CEO
For information, refer to the Company's website at www.rareelementresources.com or contact:
Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com
Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including "will", "believes", "may", "expects", "should", "seeks", "anticipates", "has potential to", or "intends' or by discussions of strategy or intentions. Such

forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company's business model; future operations, products and services; the impact of regulatory initiatives on the Company's operations; the size of and opportunities related to the market for the Company's products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.

This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.